EXECUTION VERSION

ARRANGEMENT AGREEMENT

KIRKLAND LAKE GOLD LTD.

- and -

DETOUR GOLD CORPORATION

November 24, 2019

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE ARRANGEMENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company	37
3.2 Representations and Warranties of the Purchaser	62
3.3 Survival of Representations and Warranties	72

ARTICLE 4
COVENANTS

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1 Acquisition Proposals	90
5.2 Purchaser Acquisition Proposals	94
5.3 Termination Fee and Purchaser Termination Fee	99

ARTICLE 6
TERMINATION

6.1 Termination	103
6.2 Void upon Termination	106
6.3 Notice and Cure Provisions	106

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent	107
7.2 Additional Conditions Precedent to the Obligations of the Company	108
7.3 Additional Conditions Precedent to the Obligations of the Purchaser	109

ARTICLE 8
GENERAL

- ii -

Schedule A - Form of Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C - Purchaser Shareholder Resolution

- iii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of November 24, 2019

BETWEEN

KIRKLAND LAKE GOLD LTD.,

a corporation incorporated under the laws of the Province of Ontario (the "Purchaser")

-  and  -

DETOUR GOLD CORPORATION,

a corporation incorporated under the federal laws of Canada (the "Company").

WHEREAS the Purchaser proposes to acquire all of the outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Detour Board (as defined herein) has unanimously determined that the Arrangement is in the best interests of the Company and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Detour Shareholders vote in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

"Acceptable Confidentiality Agreement" means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Detour Confidentiality Agreement; and (b) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser;

"Acceptable Purchaser Confidentiality Agreement" means a confidentiality agreement between the Purchaser and a third party other than the Company: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Purchaser Confidentiality Agreement; and (b) that does not preclude or limit the ability of the Purchaser to disclose information relating to such agreement or the negotiations contemplated thereby, to the Company;

"Acquisition Agreement" has the meaning ascribed thereto in Section 5.1(a)(v);

"Acquisition Proposal" means whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons (or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning Detour Shares (or securities convertible into or exchangeable or exercisable for Detour Shares) representing 20% or more of the Detour Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or its subsidiary; or (iii) any direct or indirect acquisition by any person or group of persons (other than the Purchaser and its affiliates) of any assets of the Company and/or any interest in its subsidiary (including shares or other equity interest of its subsidiary) that are or that hold the Detour Material Property or individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiary or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiary (taken as a whole) in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

"affiliate" and "associate" have the meanings respectively ascribed thereto under the Securities Act;

"Agreement" means this arrangement agreement (including the Schedules attached hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means the arrangement of Detour under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

"Arrangement Resolution" means the special resolution to be considered and, if thought fit, passed by the Detour Shareholders at the Detour Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B;

"Articles of Arrangement" means the articles of arrangement to be filed in accordance with the CBCA evidencing the Arrangement;

"ASX" means the Australian Securities Exchange;

"Australian Securities Laws" means the Corporations Act 2001 (Cth) and all other federal securities legislation of Australia and all rules, regulations and orders thereunder;

"Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario are authorized or required by applicable Law to be closed;

"Canadian Competition Approval" means either: (a) the issuance of an Advance Ruling Certificate; or (b)(i) the applicable waiting period under section 123 of the Competition Act has expired, been terminated by the Commissioner, or (ii) the obligation to submit a notification shall have been waived by the Commissioner under paragraph 113(c) of the Competition Act, and in either case of (i) or (ii), a No Action Letter has been issued by the Commissioner, all on terms and conditions satisfactory to the Purchaser, acting reasonably;

"CBCA" means the Canada Business Corporations Act;

"Change of Recommendation" has the meaning ascribed thereto in Section 6.1(c)(i);

"Citi" means Citigroup Global Markets Inc.

"Citi Opinion" means the opinion of Citi to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the implied value of the Share Consideration provided for pursuant to the Arrangement is fair, from a financial point of view, to the Detour Shareholders (other than, as applicable, the Purchaser and its affiliates);

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

"Competing Completed Purchaser Acquisition Proposal" has the meaning ascribed thereto in Section 5.3(b)(i);

"Competing Purchaser Acquisition Proposal Agreement" has the meaning ascribed thereto in Section 5.3(b)(i);

"Competition Act" means the Competition Act (Canada) R.S.C. 1985, c. C-35, as amended, and the regulations promulgated thereunder;

"Confidentiality Agreements" means, collectively, the Purchaser Confidentiality Agreement and the Detour Confidentiality Agreement;

"Consideration Shares" means the Purchaser Shares to be issued pursuant to the Arrangement;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

"Depositary" means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Detour Shares for the Share Consideration in connection with the Arrangement;

"Detour Annual Financial Statements" means the audited financial statements of the Company as at, and for the years ended, December 31, 2018 and December 31, 2017 including the notes thereto;

"Detour Board" means the board of directors of the Company;

"Detour Board Recommendation" means the unanimous determination of the Detour Board, after consultation with legal and financial advisors and following the receipt and review of a unanimous recommendation from the Special Committee, that the Arrangement is in the best interests of Detour and the unanimous recommendation of the Detour Board to Detour Shareholders that they vote in favour of the Arrangement Resolution;

"Detour Budget" means the Company draft budget for 2020 and 2021 attached to the Detour Disclosure Letter;

"Detour Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Detour Shareholders in connection with the Detour Meeting, including any amendments or supplements thereto;

"Detour Confidentiality Agreement" means the confidentiality agreement dated as of November 9, 2018 between the Purchaser and the Company, as amended on October 6, 2019;

"Detour Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser concurrently with the execution of this Agreement;

"Detour DSU Plan" means the Deferred Share Unit Plan of the Company dated May 9, 2013;

"Detour DSUs" means the outstanding deferred share units issued under the Detour DSU Plan;

"Detour Equity Incentive Plans" means, collectively, the Detour Option Plan, the Detour PSU/RSU Plan and the Detour DSU Plan;

"Detour Financial Advisor" means BMO Nesbitt Burns Inc.;

"Detour Financial Advisor Opinion" means the opinion of the Detour Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by the Detour Shareholders under the Arrangement is fair, from a financial point of view, to the Detour Shareholders (other than, as applicable, the Purchaser);

"Detour Financial Statements" means, collectively, the Detour Annual Financial Statements and the Detour Interim Financial Statements;

"Detour Fundamental Representations" means the representation and warranties of the Company set forth in Sections 3.1(a)(i) [Organization and Qualification], 3.1(c) [Authority Relative to this Agreement] and 3.1(l)(i) [No MAE];

"Detour Interim Financial Statements" means the unaudited condensed financial statements of the Company as at, and for the three and nine months ended September 30, 2019, including the notes thereto;

"Detour Material Property" means the Company's 100% interest in the Detour Lake property, which includes the Detour Lake mine and the Detour Lake project, located in Ontario, Canada;

"Detour Meeting" means the special meeting of the Detour Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

"Detour Optionholder" means a holder of one or more Detour Options;

"Detour Options" means options to acquire Detour Shares granted pursuant to or otherwise subject to the Detour Option Plan;

"Detour Option Plan" means the share option plan of the Company, dated January 31, 2007, as amended and restated on November 13, 2007, and as further amended and restated on June 3, 2009, and as further amended and restated on April 20, 2010, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019;

"Detour Properties" has the meaning ascribed thereto in Section 3.1(r)(i);

"Detour PSU Holder" means a holder of one or more Detour PSUs;

"Detour PSUs" means performance-based restricted share units issued under the Detour PSU/RSU Plan;

"Detour PSU/RSU Plan" means the Performance and Restricted Share Unit Plan of the Company dated effective December 3, 2013, as amended and restated on October 31, 2014, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019;

"Detour RSU Holder" means a holder of one or more Detour RSUs;

"Detour RSUs" means restricted share units issued under the Detour PSU/RSU Plan, but excluding any Detour PSUs;

"Detour Senior Management" means the President and Chief Executive Officer, the Chief Financial Officer, the General Counsel and Corporate Secretary, and the Vice President, Environment and Sustainability;

"Detour Shareholder" means a holder of one or more Detour Shares;

"Detour Shares" means the common shares without par value in the capital of the Company;

"Detour Support Agreements" means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Detour Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all Detour Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Detour Shares;

"Diligence Information" means the documents provided or made available to the Purchaser by the Company following execution of the Detour Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Public Disclosure Record and in any electronic data room to which the Purchaser has been provided access;

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Dissent Rights" has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

"Dissenting Detour Shareholder" has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

"Effective Date" has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

"Effective Time" has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

"Employee Plans" means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company other than benefit plans established pursuant to statute;

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law;

"Environmental Laws" means Laws aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

"Exchange Ratio" means the number of Purchaser Shares to be issued for each Detour Share pursuant to the Arrangement;

"Final Order" means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"First Nations Claims" means any and all claims (whether or not proven) by any person to or in respect of:

(a) rights, title or interests of any First Nations Group by virtue of its status as a First Nations Group;

(b) treaty rights;

(c) Métis rights, title or interests; or

(d) specific or comprehensive claims being considered by the Government of Canada, and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Effective Time;

"First Nations Group" means any Indian or Indian band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, or aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title), treaty right or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing;

"First Nations Information" means any and all written documents or electronic and other communications and any oral communications respecting First Nations Claims, the issuance of any Permit that involve First Nations Claims and the duty to consult a First Nations Group;

"Fosterville Mine" means the Purchaser's 100% interest in the Fosterville  gold mine, located in the State of Victoria, Australia;

"Governmental Authority" means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX, NYSE and ASX;

"Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls ("PCBs"), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the natural environment, the health of any individual, property or plant or animal life;

"IFRS" means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

"Indemnified Parties" has the meaning ascribed thereto in Section 4.9(a);

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated by Section 2.2(b), after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Detour Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act (Canada) R.S.C. 1985, c. 28, as amended, and the regulations promulgated thereunder;

"Investment Canada Act Approval" means the Minister shall have sent a notice stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or the Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada and either: (a) no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period; or, (b) if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act, then either the Minister or Ministers under the Investment Canada Act have sent to the Purchaser a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the Investment Canada Act, or the Governor in Council has issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement;

"Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Litigation" has the meaning ascribed thereto in Section 4.1(n);

"Macassa Mine" means the Purchaser's 100% interest in the Macassa mine complex, located in northeastern Ontario;

"Material Adverse Effect" means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Company or on the Detour Material Property, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c) changes or developments affecting the global mining industry in general;

(d) any natural disaster;

(e) any changes in the price of gold;

(f) any generally applicable changes in IFRS;

(g) the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h) any failure by the Company or its subsidiary to meet any public estimates or expectations, including estimates or expectations regarding its revenues, earnings or other financial performance or results of operations for any period; or any failure by the Company or its subsidiary to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, but excluding any underlying cause that is otherwise excluded by clauses (a) through (k));

(i) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser;

(j) any action taken by the Company or its subsidiary that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(k) a change in the market price or trading volume of the Detour Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Company and its subsidiary taken as a whole in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

"Material Contract" means any Contract: (a) to which the Company or its subsidiary is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect; (b) any lease of real property by the Company or its subsidiary, as tenant, with third parties, pursuant to which the Company or its subsidiary is required to make aggregate payments in excess of US$5,000,000 per year; (c) any Contract under which the Company or its subsidiary is obliged to make payments, or receives payments in excess of US$5,000,000 in the aggregate; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture in which the interest exceeds US$5,000,000; (e) other than the Detour Support Agreements, any shareholders or stockholders agreements, registration rights agreements, voting trusts or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiary or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its subsidiary that the Company has access to; (f) any Contract under which indebtedness of the Company or its subsidiary for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiary is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$5,000,000; (g) any Contract under which the Company or its subsidiary has directly or indirectly guaranteed any liabilities or obligations of any person in excess of US$5,000,000 in the aggregate, excluding guarantees or intercompany liabilities or obligations between the Company and its subsidiary; (h) any Contract (A) which is a mining concession, lease or claim in respect of the Detour Material Property, or an earn-in, back-in, right of first refusal or right first offer in respect of the Detour Material Property or (B) that is material to the Company and related to the operation of, or the exploitation, extraction or production of gold from, the Detour Material Property; (i) any Contract restricting the incurrence of indebtedness by the Company or its subsidiary or the incurrence of Liens on any properties or securities of the Company or its subsidiary or restricting the payment of dividends or other distributions; (j) any Contract that purports to limit in any material respect the right of the Company or its subsidiary to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (k) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Detour Material Property or any property or asset with a fair market value in excess of US$5,000,000, in each case entered into since December 31, 2018 or in respect of which the applicable transaction has not been consummated; (l) any Contract entered into since December 31, 2018 or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$5,000,000, in each case other than in the ordinary course of business; (m) any Contract providing for indemnification by the Company or its subsidiary, other than Contracts which provide for indemnification obligations of less than US$5,000,000; (n) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Detour Properties; (o) any standstill or similar Contract to which the Company or its subsidiary is a party currently restricting the ability of the affiliates of the Company (other than the Company or any subsidiary thereof) to offer to purchase or purchase the assets or equity securities of another person; or (p) that is a material agreement with a Governmental Authority or with any First Nations Group;

"Minister" means the responsible minister under the Investment Canada Act;

"material fact" has the meaning attributed to such term under the Securities Act;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"misrepresentation" has the meaning attributed to such term under the Securities Act;

"Money Laundering Laws" has the meaning ascribed thereto in Section 3.1(m)(iii);

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"No Action Letter" means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario);

"ordinary course of business", or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

"Outside Date" means February 28, 2020 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by February 28, 2020 (a) as a result of the failure to satisfy the condition set forth in Section 7.1(f) or (b) and at such date the Parties have not agreed whether Investment Canada Act Approval is required to complete the transactions contemplated hereby, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 90 days from February 28, 2020; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 7.1(f) is primarily the result of such Party's failure to comply with its covenants in this Agreement;

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Permit" means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

"Permitted Liens" means, as of any particular time and in respect of any particular person, each of the following Liens:

(a) Liens for Taxes which are not delinquent or that are being contested in good faith and that have been adequately reserved on the person's financial statements;

(b) undetermined or inchoate Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the ordinary course of business and which relate to obligations not yet due or delinquent;

(c) Liens arising under or in connection with zoning, building codes and other land use Laws regarding the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority;

(d) the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, license, franchise, grant, authorization or Permit of such person or any of its subsidiaries, to terminate any such lease, license, franchise, grant, authorization or Permit, or to require annual or other payments as a condition of their continuance;

(e) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact such person's and its subsidiaries' current or contemplated use, occupancy, utility or value of the applicable real property;

(f) all matters of public record affecting title to real property; and

(g) in the case of the Company, Liens listed in Section 1.1 of the Detour Disclosure Letter;

"person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content set out in Schedule A, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

"Post-Termination Purchaser Acquisition Proposal" means a Purchaser Acquisition Proposal that is made or proposed prior to, or concurrent with, the termination or withdrawal of a Specified Purchaser Acquisition Proposal;

"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 4.10;

"Proceedings" has the meaning ascribed thereto in Section 3.1(o);

"Public Disclosure Record" means all documents filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval ("SEDAR") since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof;

"Purchaser Acquisition Proposal" means whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons (or in the case of a parent to parent transaction, their shareholders) (other than the Company and its affiliates) beneficially owning Purchaser Shares (or securities convertible into or exchangeable or exercisable for Purchaser Shares) representing 20% or more of the Purchaser Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Purchaser or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons (other than the Company and its affiliates) of any assets of the Purchaser and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of the Purchaser and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Purchaser and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of the Purchaser most recently filed prior to such time as part of the Purchaser Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

"Purchaser Annual Financial Statements" means the audited financial statements of the Purchaser as at, and for the years ended, December 31, 2018 and December 31, 2017 including the notes thereto;

"Purchaser Board" means the board of directors of the Purchaser;

"Purchaser Board Recommendation" means the unanimous determination of the Purchaser Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of the Purchaser and the unanimous recommendation of the Purchaser Board to Purchaser Shareholders that they vote in favour of the Purchaser Shareholder Resolution;

"Purchaser Change of Recommendation" has the meaning ascribed thereto in Section 6.1(d)(i);

"Purchaser Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, including any amendments or supplements thereto;

"Purchaser Confidentiality Agreement" means the confidentiality agreement dated as of October 18, 2019 between the Purchaser and the Company;

"Purchaser Diligence Information" means the documents provided or made available to the Company by the Purchaser following execution of the Purchaser Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Purchaser Public Disclosure Record and in any electronic data room to which the Purchaser has been provided access;

"Purchaser Financial Advisor" means RBC Dominion Securities Inc.;

"Purchaser Financial Advisor Opinion" means the opinion of the Purchaser Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be paid to the Detour Shareholders under the Arrangement is fair, from a financial point of view, to the Purchaser;

"Purchaser Financial Statements" means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

"Purchaser Fundamental Representations" means the representation and warranties of the Purchaser set forth in Sections 3.2(a) [Organization and Qualification], 3.2(c) [Authority Relative to this Agreement] and  3.2(m) [No MAE];

"Purchaser Interim Financial Statements" means the unaudited condensed financial statements of the Purchaser as at, and for the three and nine months ended September 30, 2019 and 2018 including the notes thereto;

"Purchaser Material Adverse Effect" means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States, Australia or globally;

(b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c) changes or developments affecting the global mining industry in general;

(d) any natural disaster;

(e) any changes in the price of gold;

(f) any generally applicable changes in IFRS;

(g) the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h) any failure by the Purchaser or any of its subsidiaries to meet any public estimates or expectations, including estimates or expectations regarding its revenues, earnings or other financial performance or results of operations for any period; or any failure by the Purchaser or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be taken into consideration when determining whether a Purchaser Material Adverse Effect has occurred, but excluding any underlying cause that is otherwise excluded by clauses (a) through (k));

(i) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Company;

(j) any action taken by the Purchaser or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(k) a change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

"Purchaser Material Properties" means, collectively, the Fosterville Mine and the Macassa Mine;

"Purchaser Material Subsidiaries" means Kirkland Lake Gold Inc., Crocodile Gold Inc., Newmarket NT Holdings, Newmarket Victoria Holdings, Fosterville Gold Mine Pty;

"Purchaser Meeting" means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purpose of considering and, if thought fit, approving the Purchaser Shareholder Resolution;

"Purchaser Public Disclosure Record" means all documents filed by or on behalf of the Purchaser on SEDAR since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof;

"Purchaser Senior Management" means President and Chief Executive Officer, the Chief Financial Officer, Vice President, Legal and Corporate Secretary, and Vice President, Technical Services;

"Purchaser Shareholder" means a holder of one or more Purchaser Shares;

"Purchaser Shares" means common shares in the capital of the Purchaser;

"Purchaser Shareholder Resolution" means the ordinary resolution to be considered and, if thought fit, passed by the Purchaser Shareholders at the Purchaser Meeting to approve the issuance by the Purchaser of the Purchaser Shares pursuant to the Plan of Arrangement, to be substantially in the form and content of Schedule C;

"Purchaser Superior Proposal" means a bona fide Purchaser Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a) is to acquire not less than all of the outstanding Purchaser Shares not owned by the person or persons or all or substantially all of the assets of the Purchaser on a consolidated basis;

(b) the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Purchaser Acquisition Proposal would, taking into account all of the terms and conditions of such Purchaser Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Purchaser Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Company pursuant to Section 5.2(f));

(c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d) is not subject to any due diligence and/or access condition; and

(e) the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Purchaser Acquisition Proposal and the person making such Purchaser Acquisition Proposal;

"Purchaser Superior Proposal Notice Period" has the meaning ascribed thereto in Section 5.1(e)(ii);

"Purchaser Support Agreements" means the voting and support agreements dated as of the date hereof between the Company and the Supporting Purchaser Shareholders and other voting and support agreements that may be entered into after the date hereof by the Company and other shareholders of the Purchaser, which agreements provide that such shareholders shall, among other things, vote all Purchaser Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Purchaser Shareholder Resolution and not dispose of their Purchaser Shares;

"Purchaser Technical Reports" has the meaning ascribed thereto in Section 3.2(r)(ii);

"Purchaser Termination Fee Event" has the meaning ascribed thereto in Section 5.3(b);

"Regulatory Approvals" means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities, including for greater certainty, Canadian Competition Approval and, if required, Investment Canada Act Approval;

"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

"Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

"Replacement Option" has the meaning ascribed thereto in Section 2.17(a)(i);

"Representatives" means, collectively, with respect to a Party, that Party's officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

"Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

"Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

"Share Consideration" means 0.4343 of a Purchaser Share for each Detour Share;

"Special Committee" means the special committee established by the Detour Board in connection with the transactions contemplated by this Agreement;

"Specified Purchaser Acquisition Proposal" means (a) a Purchaser Acquisition Proposal referred to in clause (1) of Section 5.3(b)(i), and (b) any Post-Termination Purchaser Acquisition Proposal;

"subsidiary" means, with respect to a specified entity, any:

(a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

"Superior Proposal" means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a) is to acquire not less than all of the outstanding Detour Shares not owned by the person or persons or all or substantially all of the assets of the Company on a consolidated basis;

(b) the Detour Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Detour Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(f));

(c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d) is not subject to any due diligence and/or access condition; and

(e) the Detour Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

"Superior Proposal Notice Period" has the meaning ascribed thereto in Section 5.1(e)(ii);

"Supporting Detour Shareholders" means, collectively, the directors of the Company and the Detour Senior Management who have entered into Detour Support Agreements;

"Supporting Purchaser Shareholders" means, collectively, the directors of the Purchaser and the Purchaser Senior Management who have entered into Purchaser Support Agreements;

"Surviving Corporation" means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

"Tax" or "Taxes" means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker's compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not;

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

"Technical Report" has the meaning ascribed thereto in Section 3.1(t)(ii);

"Termination Fee" has the meaning ascribed thereto in Section 5.3(c);

"Termination Fee Event" has the meaning ascribed thereto in Section 5.3(a);

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

"U.S. Treasury Regulations" means the treasury regulations under the Code.

1.2 Currency

Except where otherwise specified, (a) all references to currency herein are to lawful money of Canada and "$" refers to Canadian dollars; and (b) "US$" refers to United States dollars.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4 Knowledge

Any reference in this Agreement to the "knowledge" of the Company, means to the actual knowledge and information of the Detour Senior Management after making due inquiry regarding the relevant matter, provided that in the case of any such reference in Sections 3.1(y)(iii) and 3.1(z)(iii)(A), it means to the actual knowledge and information of Detour Senior Management without inquiry. Any reference in this Agreement to the "knowledge" of the Purchaser, means to the actual knowledge and information of the Purchaser Senior Management after making due inquiry regarding the relevant matter.

1.5 Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms "including" or "includes" and similar terms of inclusion, unless expressly modified by the words "only" or "solely", mean "including without limiting the generality of the foregoing" and "includes without limiting the generality of the foregoing".  Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6 Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8 Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9 Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.10 Schedules

The following are the Schedules to this Agreement:

Schedule A - Form of Plan of Arrangement

Schedule B - Form of Arrangement Resolution

Schedule C - Form of Purchaser Shareholder Resolution

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement and Effective Date

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Subject to the terms and conditions of this Agreement, on or prior to the Effective Date, the Articles of Arrangement shall be filed by the Company with the Director. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at 10:00 a.m. (Toronto time) on the Effective Date at the offices in Toronto, Ontario of Cassels Brock & Blackwell LLP, or at such other time on the Effective Date or such other place as may be agreed to by the Parties. The Effective Date shall occur following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date). The Arrangement shall be effective at the Effective Time on the Effective Date.

2.2 Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a) subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.4(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b) as soon as reasonably practicable after the execution of this Agreement, and, subject to the Purchaser's compliance with Section 2.5(e), in any event, not later than December 20, 2019, apply to, and have the hearing for the Interim Order before the Court pursuant to Section 192 of the CBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c) lawfully convene and hold the Detour Meeting in accordance with the Interim Order, the Company's articles and by-laws and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Purchaser's compliance with Section 2.5(e), in any event, not later than January 31, 2020, for the purpose of having the Detour Shareholders consider the Arrangement Resolution, shall use its commercially reasonable efforts to schedule the Detour Meeting to occur on the same day as and prior to with the Purchaser Meeting, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Detour Meeting or propose to do any of the foregoing except:

(i) for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii) as required or permitted under Section 5.1(g) or Section 6.3;

(d) subject to the terms of this Agreement, solicit from the Detour Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser's consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement including, at the Company's discretion or if so requested by the Purchaser, using the services of a proxy solicitation agent, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser's recommendation with respect to any such agent, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Detour Shareholders that they vote in favour of the Arrangement Resolution, and use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Detour Shareholders, and (i) permit the Purchaser to participate in all calls and meetings with such proxy solicitation agent if reasonably practicable, (ii) provide the Purchaser with all material information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser reasonably apprised, with respect to such solicitation and other actions; provided that, the Company shall not be required to solicit from the Detour Shareholders proxies in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.2(d), if a Change of Recommendation has been made in accordance with Section 5.1(e);

(e) advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Detour Meeting, as to the aggregate tally of the proxies and votes received in respect of the Detour Meeting and all matters to be considered at the Detour Meeting;

(f) consult with the Purchaser in fixing the date of the Detour Meeting, promptly provide the Purchaser with any notice relating to the Detour Meeting and allow Representatives of the Purchaser to attend the Detour Meeting;

(g) not change the record date for the Detour Shareholders entitled to vote at the Detour Meeting in connection with any adjournment or postponement of the Detour Meeting unless required by Law or the Company's by-laws; and

(h) subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, and, in any event, not later than two Business Days thereafter, send to the Director under the CBCA, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be necessary to give effect to the Arrangement, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with the Purchaser's prior written consent.

2.3 Implementation Steps by the Purchaser

The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will:

(a) subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto following the execution of this Agreement issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.5(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b) lawfully convene and hold the Purchaser Meeting in accordance with the Purchaser's articles and by-laws and applicable Laws, as soon as reasonably practicable and, subject to the Company's compliance with Section 2.6(e), in any event, not later than January 31, 2020, for the purpose of having the Purchaser Shareholders consider the Purchaser Shareholder Resolution, shall use its commercially reasonable efforts to schedule the Purchaser Meeting to occur on the same day as and following with the Detour Meeting, and will not, unless the Company otherwise consents in writing, adjourn, postpone or cancel the Purchaser Meeting or propose to do any of the foregoing, except:

(i) for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority;

(ii) as required or permitted under Section 6.3; or

(iii) an adjournment or postponement in the event that the Detour Meeting is adjourned or postponed, in which case the Purchaser Meeting may be adjourned or postponed in order to ensure that the Purchaser Meeting occurs on the same day as and following the Detour Meeting.

(c) subject to the terms of this Agreement, solicit from the Purchaser Shareholders proxies in favour of the approval of the Purchaser Shareholder Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Company's consent) to hinder or delay the completion of the transactions contemplated by this Agreement including, at the Purchaser's discretion or if so requested by the Company, using the services of a proxy solicitation agent to solicit proxies in favour of the approval of the Purchaser Shareholder Resolution, recommend to all Purchaser Shareholders that they vote in favour of the Purchaser Shareholder Resolution, and use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders and (i) permit the Company to participate in all calls and meetings with such proxy solicitation agent if reasonably practicable, (ii) provide the Company with all material information distributions or updates from the proxy solicitation agent and (iii) keep the Company reasonably apprised, with respect to such solicitation and other actions; provided that, the Purchaser shall not be required to solicit from the Purchaser Shareholders proxies in favour of the approval of the Purchaser Shareholder Resolution, or take any other actions under this Section 2.3(c), if a Purchaser Change of Recommendation has been made in accordance with Section 5.2(e);

(d) advise the Company as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Purchaser Meeting, as to the aggregate tally of the proxies and votes received in respect of the Purchaser Meeting and all matters to be considered at the Purchaser Meeting;

(e) consult with the Company in fixing the date of the Purchaser Meeting, promptly provide the Company with any notice relating to the Purchaser Meeting and allow Representatives of the Company to attend the Purchaser Meeting;

(f) not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by Law or the Purchaser's by-laws; and

(g) cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4 Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Detour Meeting and for the manner in which such notice is to be provided;

(b) confirmation of the record date for the purposes of determining the Detour Shareholders entitled to receive notice of and vote at the Detour Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c) that the Detour Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Detour Meeting or first obtaining any vote of the Detour Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Detour Board may determine is appropriate in the circumstances;

(d) that the record date for the Detour Shareholders entitled to receive notice of and to vote at the Detour Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Detour Meeting, unless required by Law;

(e) that the requisite and sole approval of the Arrangement Resolution will be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Detour Shareholders present in person or represented by proxy and entitled to vote at the Detour Meeting, and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Detour Shareholders present in person or represented by proxy and entitled to vote at the Detour Meeting, excluding for the purposes of (ii) the votes for Detour Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f) that in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters shall apply with respect to the Detour Meeting;

(g) that the Parties intend to rely upon the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to Detour Shareholders and Detour Optionholders who are entitled to receive Consideration Shares and Replacement Options, as applicable, pursuant to the Arrangement;

(h) for the grant of Dissent Rights to the Detour Shareholders who are registered holders of Detour Shares as contemplated in the Plan of Arrangement; and

(i) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5 Detour Circular

(a) Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i) as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Detour Circular together with any other documents required by the CBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Detour Shareholders at the Detour Meeting; and

(ii) as soon as reasonably practicable after the issuance of the Interim Order, cause the Detour Circular to be sent to the Detour Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b) The Company shall ensure that the Detour Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Detour Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Detour Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Detour Meeting.

(c) The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Detour Circular and the Purchaser Circular and to the identification in the Detour Circular and the Purchaser Circular of each such advisor.

(d) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Detour Circular.  The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Detour Circular and other documents related thereto prior to filing the Detour Circular with applicable Governmental Authorities and printing and mailing the Detour Circular to the Detour Shareholders and will give reasonable consideration to such comments.  All information relating solely to the Purchaser included in the Detour Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Detour Circular will include: (i) a statement that the Special Committee has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, recommended that the Detour Board approve this Agreement and the Arrangement; (ii) a statement that the Detour Board has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, determined that the Arrangement is in the best interests of the Company; (iii) the unanimous recommendation of the Detour Board that the Detour Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iv) copies of the Detour Financial Advisor Opinion and the Citi Opinion; and (v) a statement that each of the Supporting Detour Shareholders has signed a Detour Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Detour Shares in favour of the Arrangement Resolution.

(e) The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Detour Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation. The Purchaser hereby indemnifies and saves harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which the Company or any of its Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Detour Circular that was provided by the Purchaser or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation.

(f) The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Detour Circular or any other document referred to in Section 2.5(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Detour Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g) The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSX in connection with the Detour Circular.

2.6 Purchaser Circular

(a) Subject to the Company complying with Section 2.6(e), the Purchaser will, in consultation with the Company:

(i) as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Purchaser Circular together with any other documents required by the OBCA and other applicable Laws in connection with the approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders at the Purchaser Meeting; and

(ii) if necessary, cause the Purchaser Circular to be sent to the Purchaser Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b) The Purchaser shall ensure that the Purchaser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Purchaser Meeting.

(c) The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and the Detour Circular and to the identification in the Purchaser Circular and the Detour Circular of each such advisor

(d) The Purchaser and the Company will cooperate in the preparation, filing and mailing of the Purchaser Circular.  The Purchaser will provide the Company and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Purchaser Circular and other documents related thereto prior to filing the Purchaser Circular with applicable Governmental Authorities and printing and mailing the Purchaser Circular to the Purchaser Shareholders and will give reasonable consideration to such comments.  All information relating solely to the Company included in the Purchaser Circular shall be provided by the Company in accordance with Section 2.6(e) and shall be in form and content satisfactory to the Company, acting reasonably, and the Purchaser Circular will include: (i) a statement that the Purchaser Board has unanimously, after consulting with management of the Purchaser and legal and financial advisors in evaluating the Arrangement, determined that the Arrangement is in the best interests of the Purchaser; (ii) the unanimous recommendation of the Purchaser Board that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution and the rationale for that recommendation; (iii) a copy of the Purchaser Financial Advisor Opinion; and (iv) a statement that each of the Supporting Purchaser Shareholders has signed a Purchaser Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Purchaser Shares in favour of the Purchaser Shareholder Resolution.

(e) The Company will, in a timely manner, furnish the Purchaser with all such information regarding the Company as may reasonably be required to be included in the Purchaser Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation. The Company hereby indemnifies and saves harmless the Purchaser and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which the Purchaser or any of its Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Purchaser Circular that was provided by the Company or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation.

(f) The Purchaser and the Company will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Purchaser only with respect to the Purchaser and in the case of the Company only with respect to the Company) that the Purchaser Circular or any other document referred to in Section 2.6(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Purchaser and the Company will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Purchaser Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g) The Purchaser shall keep the Company fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSX, NYSE or ASX in connection with the Purchaser Circular.

2.7 Final Order

If (i) the Interim Order is received; (ii) the Arrangement Resolution is approved by Detour Shareholders at the Detour Meeting as provided for in the Interim Order and as required by applicable Law, and (iii) the Purchaser Shareholder Resolution is approved by the Purchaser Shareholders at the Purchaser Meeting as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable after the Detour Meeting, but in any event not later than two Business Days thereafter, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.8 Court Proceedings

The Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments.  The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.  Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement.  In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.  The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.9 Dissenting Detour Shareholders

The Company will give the Purchaser prompt notice of receipt of any written communication from any Detour Shareholder in opposition to the Arrangement (except for immaterial communications from any Detour Shareholder that purports to hold less than 1.0% of Detour Shares (provided that communications from such Detour Shareholder are not material in the aggregate)), written notice of dissent or purported exercise by any Detour Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Detour Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.  The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser.

2.10 List of Securityholders

 Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in electronic form) of: (i) the registered Detour Shareholders, together with their addresses and respective holdings of Detour Shares; (ii) the names and addresses and holdings of all persons having rights (including Detour Optionholders, Detour PSU Holders and Detour RSU Holders) issued or granted by the Company to acquire Detour Shares; and (iii)  non-objecting beneficial owners of Detour Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Detour Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Detour Shareholders, information regarding beneficial ownership of Detour Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.11 Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Detour Shareholders, Purchaser Shareholders or other securityholders of the Company or the Purchaser or the analyst community regarding the Arrangement. The Company and the Purchaser agree to consult with each other in connection with any communications or meeting with Detour Shareholders, Purchaser Shareholders or other securityholders of the Company or the Purchaser or analysts that it may have, provided, however, that the foregoing shall be subject to each of the Company and the Purchaser's respective overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company or the Purchaser is required to make any such disclosure or filing, it shall use its commercially reasonable efforts to give prior oral or written notice to the other Party and a reasonable opportunity to review and comment thereon prior to its dissemination or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the restrictions set forth in this Section 2.11 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Change of Recommendation or any action taken pursuant thereto; (b) made or proposed to be made by the Purchaser in connection with a Purchaser Change of Recommendation or any action taken pursuant thereto, or (c) in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

2.12 Payment of Share Consideration

The Purchaser will, following receipt by the Company of the Final Order and the Regulatory Approvals listed in 7.1(d) and immediately prior to the filing by the Company of the Articles of Arrangement with the Director, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares to satisfy the aggregate Share Consideration payable pursuant to the Plan of Arrangement.

2.13 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares and Replacement Options issued pursuant to Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) pursuant to Section 2.4(g), the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Detour Shareholders and Detour Optionholders to whom Consideration Shares and Replacement Options, as applicable, will be issued;

(c) the Court will be advised prior to the hearing to approve the Interim Order that the Parties intend to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act, and that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Detour Shareholders and Detour Optionholders who are entitled to receive Consideration Shares and Replacement Options, as applicable,  pursuant to the Arrangement;

(d) the Company will ensure that each person entitled to receive the Consideration Shares and Replacement Options pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(e) each person entitled to receive the Consideration Shares and Replacement Options will be advised that the Consideration Shares and Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act, and that certain restrictions on resale under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of the Purchaser;

(f) the Final Order will expressly state that the Arrangement serves as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Detour Shareholders and the Detour Optionholders;

(g) the Interim Order will specify that each Detour Shareholder and each Detour Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h) the Final Order shall include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement."

2.14 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a) of the Code and this Agreement and the Plan of Arrangement are intended to be a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code , and the Parties will cooperate on a reasonable basis consistent with the Parties' intention that the transactions contemplated by this Agreement and the Plan of Arrangement qualify as a reorganization within the meaning of Section 368(a) of the Code, including, if necessary, restructuring such transactions to include one or more amalgamations of the Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Purchaser. Each Party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, and shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each Party hereto shall act in a manner that is consistent with the Parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Notwithstanding the foregoing, neither Party makes any representation, warranty or covenant to the other Party or to any Detour Shareholder, Purchaser Shareholder or other holder of Detour securities or Purchaser securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred reorganization for purposes of any United States state or local income tax Law.

2.15 Adjustment to Share Consideration Regarding Distributions

Notwithstanding anything to the contrary contained in this Agreement, if (a) between the date of this Agreement and the Effective Time, the Company pays any dividend or other distribution on the Detour Shares (or declares such a dividend or distribution with a record date prior to the Effective Date), or (b) between the date of this Agreement and the Effective Time, the Purchaser pays any dividend or other distribution on the Purchaser Shares (or declares such a dividend or distribution with a record date prior to the Effective Date), other than ordinary course quarterly dividends to holders of Purchaser Shares in accordance with the Purchaser's dividend policy not exceeding US$0.06 per Purchaser Share per quarter, then, in each case, the Share Consideration to be paid per Detour Share, the Exchange Ratio and any other dependent items shall be appropriately adjusted to provide to Detour and the Purchaser and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Share Consideration to be paid per Detour Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this provision.

2.16 Withholding Taxes

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Detour Shareholder and any other securityholder of the Company under the Plan of Arrangement (including any payment to Dissenting Detour Shareholders and Detour Optionholders, Detour PSU Holders and Detour RSU Holders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Detour Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.17 Detour Options, Detour RSUs and Detour PSUs

(a) Pursuant to the Arrangement:

(i) each Detour Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Detour Shares and shall be exchanged at the Effective Time for an option (a "Replacement Option") to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Detour Shares subject to such Detour Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Detour Share otherwise purchasable pursuant to such Detour Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is one year following the Effective Date and (Z) the original expiry date of such Detour Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Detour Option so exchanged, and shall be governed by the terms of the Detour Option Plan, and any document evidencing a Detour Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(ii) each Detour RSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Detour RSU shall be deemed to be assigned and transferred at the Effective Time to Detour and cancelled in exchange for a cash payment equal to the volume weighted average trading price of one Detour Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date less any amounts withheld pursuant to Section 2.16; and

(iii)  each Detour PSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Detour PSU shall be deemed to be assigned and transferred at the Effective Time to Detour and cancelled in exchange for a cash payment equal to the volume weighted average trading price of one Detour Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date, multiplied by two (other than Detour PSUs that are granted after the date hereof, which will be multiplied by one) less any amounts withheld pursuant to Section 2.16.

(b) On or as soon as practicable after the Effective Date, the Company shall pay the amounts, less any amounts withheld pursuant to Section 2.16, to be paid to Detour RSU Holders and Detour PSU Holders, either, at the election (i) pursuant to normal payroll practices and procedures of the Company, or (ii) by cheque, wire or other form of immediately available funds (delivered to such Detour PSU Holder or Detour RSU Holder, as reflected on the register maintained by or on behalf of the Company in respect of the Detour PSUs or Detour RSUs, as applicable).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

Except as disclosed in the Detour Disclosure Letter (it being understood that (i) disclosure of any item in the Detour Disclosure Letter shall constitute disclosure for any of the representations and warranties where the relevance of that item is reasonably apparent on its face, and (ii) the Company shall be permitted to cross-reference to specific items in the Public Disclosure Record in the Detour Disclosure Letter) the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a) Organization and Qualification.

(i) The Company has been duly incorporated and validly exists and is in good standing under the CBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. The Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement, and the Company has not taken any action to amend or supersede such documents.

(ii) To the knowledge of the Company, the Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Detour Shareholders, the Detour Board and each committee of the Detour Board since January 1, 2017 to the date of this Agreement, excluding any minutes (or portion thereof) of the Detour Board in relation to this Agreement and the Company has not taken any action to amend or supersede such documents.

(b) Subsidiaries.

(i) The Company does not have any subsidiaries other than Western China Mining Corp., duly incorporated and existing under the laws of British Columbia.

(ii) The Company's subsidiary is (A) inactive, (B) carries on no business, (C) has no employees, (D) holds either no assets or a nominal amount of assets, and (E) has no material liabilities other than to the Company.

(iii)  The Company is, directly or indirectly, the legal, beneficial and registered owner of a portion of the issued shares of its subsidiary as set out in Section 3.1(b)(iii) of the Detour Disclosure Letter and the subsidiary does not have any outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the subsidiary. All of the issued and outstanding shares in the capital of its subsidiary have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Liens.

(iv)  Except for the shares or other equity interests owned by the Company in its subsidiary, neither the Company nor its subsidiary owns, beneficially, any shares in the capital of any corporation, and neither the Company nor its subsidiary holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor its subsidiary is a party to any agreement to acquire any shares in the capital of any corporation.

(v) The Diligence Information includes complete and correct copies of the constating documents of the Company's subsidiary, as amended to the date of this Agreement, and the unaudited financial statements of such subsidiary as at December 31, 2018 and October 31, 2019.

(c) Authority Relative to this Agreement.  The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Detour Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Detour Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the Detour Shareholders of the Arrangement Resolution and the Interim Order and the Final Order as contemplated in Section 2.2, the performance by the Company of its obligations hereunder, the completion of the Arrangement or the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d) Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement, other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii) the Final Order, and any filings required in order to obtain the Final Order; and

(iii)  such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement;

(iv)  Canadian Competition Approval

(v) Investment Canada Act Approval, if required; and

(vi) any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e) No Violation.  Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d), and the third party consents, approvals and notices set out in Section 3.1(e) of the Detour Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i) conflict with, result in a violation or breach of:

(A) any Law applicable to it, its subsidiary or any of its properties or assets;

(B) the articles or by-laws of the Company or those of its subsidiary or any other agreement or understanding with any party holding an ownership interest in the Company; or

(C) any Material Contract or Permit to which the Company or its subsidiary is a party to or bound by or subject to, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect;

(ii) give rise to any right of termination, cancellation, alteration, acceleration of the performance required by or loss of benefit to which the Company or its subsidiary is entitled or acceleration of any indebtedness, under any such Material Contract or material Permit;

(iii)  give rise to any rights of first refusal, rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any Material Contract or material Permit; or

(iv)  result in the creation or imposition of any material Lien upon the Detour Material Property or any of the Company's material assets or the material assets of its subsidiary, or restrict, hinder, impair or limit its or its subsidiary's ability to carry on their respective business as and where it is now being carried on.

(f) Capitalization.

(i) The authorized capital of the Company consists of an unlimited number of Detour Shares. As at November 24, 2019, there were (A) 177,443,547 Detour Shares issued and outstanding, (B) Detour Options outstanding providing for the issuance of an aggregate of 790,895 Detour Shares upon the exercise thereof; (C) 209,275 Detour PSUs outstanding; (D) 470,999 Detour RSUs outstanding, and (E) 285,309 Detour DSUs outstanding. Except for the Detour Options, Detour PSUs and Detour RSUs described in the preceding sentence, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Detour Shares or other equity or voting securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Detour Shares or other equity or voting security of Detour. All outstanding Detour Shares have been, and all Detour Shares issuable upon the exercise or vesting of rights under the Detour Options, Detour PSUs and Detour RSUs in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii) There are no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any such Detour Shares.

(iii)  Other than pursuant to the Detour Equity Incentive Plans, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Detour Share price, income or any other attribute of or related to the Company.

(iv)  The Detour Shares are listed and posted for trading on the TSX and, except for such listing and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws. Section 3.1(f)(iv) of the Detour Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding Detour Options, Detour RSUs, Detour PSUs and Detour DSUs and the number, exercise price, date of grant, expiration dates and vesting schedules thereof, and the names of the holders of such Detour securities.

(v) No holder of securities issued by the Company or its subsidiary has any right to compel the Company or its subsidiary to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(g) Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company  with any of its shareholders.

(h) Reporting Issuer Status and Securities Laws Matters. The Company is a "reporting issuer" within the meaning of applicable Securities Laws in each of the provinces of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws or the rules or regulations of the TSX. Trading in the Detour Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. Except as set forth above in this Section 3.1(h), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws, including, without limitation, the securities laws of the United States. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report that at the date hereof remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Public Disclosure Record and neither the Company nor any of the Public Disclosure Record is, to its knowledge, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX. The Detour Shares are not and are not required to be registered pursuant to Section 12 of the U.S Exchange Act, and the Company is not required to file reports pursuant to Sections 13(a) or 15(d) of the U.S Exchange Act. The Company is (i) a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(i) Detour Financial Statements.

(i) The Detour Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Detour Financial Statements present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiary, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Company for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Detour Financial Statements.

(ii) Neither the Company nor its subsidiary is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract with any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its subsidiary, in the Public Disclosure Record.

(iii)  Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)  Since December 31, 2018, neither the Company, its subsidiary nor any Representative of the Company or its subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or its subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Detour Board.

(v) There are no outstanding loans made by the Company to any director or officer of the Company.

(j) Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2018 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Company nor its subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person that could result in payment in excess of $6,500,000.

(k) Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Company's auditors.

(l) Absence of Certain Changes. Since December 31, 2018, except as specifically contemplated by this Agreement or disclosed in the Public Disclosure Record:

(i) to the date hereof, there has not been a Material Adverse Effect;

(ii) the Company and its subsidiary have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(iii)  there has not been any material write-down by the Company of any of the assets of the Company;

(iv)  there has not been any expenditure or commitment to expend by the Company with respect to capital expenses in excess of $50,000,000;

(v) neither the Company nor its subsidiary has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Company of any material interest in any of the Detour Properties or any other material assets whether by asset sale, transfer of property, shares or otherwise;

(vi)  there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii) there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)none of the Company, its subsidiary or any of the directors, officers or auditors, thereof has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiary or their respective internal accounting controls and no employees or consultants of the Company or its subsidiary have reported any fraud or complaint, allegation, assertion or Claim, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiary or their respective internal accounting controls to any of the directors, officers or auditors of the Company or its subsidiary;

(ix)  neither the Company nor its subsidiary has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x) neither the Company nor its subsidiary has suffered any casualty, damage, destruction or loss to any of its properties or assets;

(xi)  neither the Company nor its subsidiary has entered into, or amended, any Material Contract;

(xii) the Company has not declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Detour Shares or any other securities of the Company;

(xiii)the Company has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Detour Shares or any other securities of the Company;

(xiv)there has not been any increase in the compensation payable to or to become payable by the Company to any of its directors, executive officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants, in each case, other than to employees or consultants that are not executive officers in the ordinary course of business;

(xv) neither the Company nor its subsidiary has adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan; and

(xvi)the Company has not agreed, announced, resolved or committed to do any of the foregoing.

(m) Compliance with Laws.

(i) The business of the Company and its subsidiary has been and is currently being conducted in compliance in all material respects with applicable Laws and the Company and its subsidiary have not received any notice of any alleged violation of any such Laws, other than violations which have not had and would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) Neither the Company nor its subsidiary and, to the Company's knowledge,  none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or its subsidiary has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)  The operations of the Company and its subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company or its subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(iv) To the knowledge of the Company, there have been no material violations or contraventions of its Code of Ethics by any officer, director, employee, consultant, contractor or agent of the Company or its subsidiary. No variation, exception, waiver or management override from compliance with the Code of Ethics has been granted, in writing or otherwise, to any person.

(n) Permits.

(i) Each of the Company and its subsidiary has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in the Public Disclosure Record), other than such Permits the absence of which would not, individually or in the aggregate, have a Material Adverse Effect. Section 3.1(n)(i) of the Company Disclosure Letter sets out a complete and accurate list of all such Permits (whether governmental, regulatory or similar type), and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by the Company or its subsidiary, other than such Permits the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) Any and all of the Permits pursuant to which the Company or its subsidiary holds or will hold an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof, except as would not, individually or in the aggregate, have a Material Adverse Effect.  All Permits are in good standing and there has been no default under any such Permit, except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or its subsidiary that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits, other than such Permits the absence of which would, individually or in the aggregate, not have a Material Adverse Effect.

(o) Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, "Proceedings") against or involving the Company or its subsidiary, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened) which Proceeding involves a possibility of any judgment against or liability of the Company which, if successful, would have a Material Adverse Effect or would significantly impede or delay the consummation of the Arrangement.  There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or its subsidiary in respect of its businesses, properties or assets that has had or would have a Material Adverse Effect or would significantly impede or delay the consummation of the Arrangement.

(p) Insolvency. No act or proceeding has been taken by or against the Company or its subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or its subsidiary or for the appointment of a trustee, receiver, manager or other administrator of the Company or its subsidiary or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor its subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor its subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or its subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(q) Operational Matters. All rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiary and affiliates, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except to the extent that such non-payment, non-performance or non-provision would not, individually or in the aggregate, have a Material Adverse Effect.

(r) Interest in Properties.

(i) Each of the Company and its subsidiary is the sole legal and beneficial owner, and has valid and sufficient right, title and interest free and clear of any Lien (other than Permitted Liens): (A) to its Permits, concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Detour Properties; (B) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or its subsidiary), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests (collectively, the "Detour Properties"), in each case as are necessary to perform the operation of its business as presently owned and conducted in all material respects.

(ii) All material mineral tenures and mineral property claims in which the Company or its subsidiary has an interest or right, including the Detour Properties, have been validly located, staked, recorded and maintained in accordance with all Laws and are valid and subsisting, in all material respects. Each of the Company and its subsidiary has all material surface rights, access rights and other rights and interests relating to its mineral properties, granting the Company or its subsidiary the right and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by the Company or its subsidiary of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its subsidiary and free and clear of all material encumbrances and no third party or group holds any such rights that would be required by the Company to so develop the Detour Properties.

(iii)  The Company and its subsidiary has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no material default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or its subsidiary under any agreement pertaining to their respective Detour Properties and, to the knowledge of the Company, each such lease, contract or other agreement is enforceable and in full force and effect ;

(iv)  (A) the Company and its subsidiary have the exclusive right to deal with the Detour Properties; (B) no person or entity of any nature whatsoever other than the Company or its subsidiary has any interest in the Detour Properties or the production or profits therefrom or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company's or its subsidiary's interests in the Detour Properties, and no such rights are, to the knowledge of the Company, threatened; (D) neither the Company nor its subsidiary has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Detour Properties; and (E) the Detour Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made, with only such exceptions as do not materially interfere with the use made by the Company or its subsidiary as of the date hereof of the rights or interests so held;

(v) There are no material adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company's or the subsidiary's right, title or interest in the Detour Properties or the ability of the Company or its subsidiary to explore or develop the Detour Properties, including the title to or ownership by the Company or its subsidiary of the foregoing, or which might involve the possibility of any judgement or liability affecting the Detour Properties.

(vi) None of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of Detour Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Detour Properties and any other properties located within 20 kilometres of any of the Detour Properties.

(vii) No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or its subsidiary of any of the material assets of the Company. Other than in the ordinary course of business consistent with past practice, neither the Company nor its subsidiary is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(s) Expropriation.  No Detour Property or any other material property or asset of the Company or its subsidiary has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(t) Technical Matters.

(i) The Detour Material Property is the only material property of the Company for the purposes of NI 43-101.

(ii) The technical reports prepared for the Company entitled "Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report" dated November 26, 2018, with an effective date of June 27, 2018, prepared by Drew Anwyll, P.Eng., Mauro Bassotti, P.Geo., Paul Daigle, P.Geo., Daniel Janusauskas, P.Eng., Jacques McMullen, P.Eng., Rejean Sirois, Eng. and Ruben Wallin, P.Eng. (the "Technical Report") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Company does not have knowledge of a material adverse change in any production, cost, price, mineral reserves, mineral resources or other relevant information provided since the date such information was provided.

(iii)  All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Technical Report and in the Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of the Company, taken as a whole, from the amounts set forth in the Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(iv)  The scientific and technical information set forth in the Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(v) The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is aware that would disaffirm or change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(u) Work Programs. The Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature for which the Company will be required to pay greater than $5,000,000 over the next three months that has not be disclosed in the Public Disclosure Record.

(v) First Nations Claims.

(i) The Company has not received any First Nations Claim which affects the Company or its subsidiary nor, to the knowledge of the Company, has any First Nations Claim been threatened which relates to any of the Detour Properties, any Permits or the operation by the Company or its subsidiary of its businesses in the areas in which such operations are carried on or in which any of the Detour Properties are located.

(ii) The Company has provided the Purchaser and its Representatives with all information concerning all outstanding agreements, memorandums of understanding or similar arrangements with any First Nations Group, including copies of all written agreements with any First Nations Group.

(iii) All existing agreements, memorandums of understanding and similar arrangements with First Nations Groups are in full force and effect and there has been no assertion that the Company or its subsidiary is in breach or default under any such arrangements.

(iv)  There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning the Company, its subsidiary or their respective business, operations or assets.

(v) No First Nations blockade, occupation, illegal action or on-site protest is currently occurring or, to the knowledge of the Company, threatened in connection with the activities on the Detour Properties.

(vi) No First Nations Information has been received by the Company or its subsidiary which would have a Material Adverse Effect.

(w) NGOs and Community Groups. No material dispute between the Company or its subsidiary and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Detour Properties or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, its subsidiary or their Representatives since December 31, 2018 from any non-governmental organization, community, community group or First Nations Group.

(x) Taxes.

(i) Each of the Company and its subsidiary has timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing.  Each of the Company and its subsidiary has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Detour Financial Statements, except where the failure to pay or provide accruals for Taxes would not, individually or in the aggregate, have a Material Adverse Effect. No audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or its subsidiary, and neither the Company nor its subsidiary is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened.  No Return of the Company or its subsidiary, to the knowledge of the Company, is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or its subsidiary with respect to any Taxes that would be expected to have a Material Adverse Effect.  No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or its subsidiary other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or its subsidiary. Neither the Company nor its subsidiary has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or its subsidiary for any period ending after the Effective Date.

(ii) All Taxes that the Company or its subsidiary has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws.  Each of the Company and its subsidiary has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(iii)  There are no rulings or closing agreements relating to the Company or its subsidiary which may affect the Company's or its subsidiary's liability for Taxes for any taxable period commencing after the Effective Date.

(iv)  For any transactions between the Company or its subsidiary and any Person who is not resident in Canada for purposes of the Tax Act with whom the Company or its subsidiary was not dealing at arm's length for purposes of the Tax Act, the Company or its subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(v) No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or its subsidiary being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(vi) None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or its subsidiary, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or its subsidiary.

(vii) The Company has satisfied all of its obligations in respect of its issuance of any "flow-through shares" (as defined in subsection 66(15) of the Tax Act), has not breached any of the representations, warranties or covenants in any subscription agreements relating to such issuances and has no outstanding liabilities, contingent, or otherwise, in respect of any such share issuances or pursuant to such subscription agreements. The Company has filed all prescribed forms and returns that were required to be filed by the Company with any Governmental Authority in connection with such issuances and has delivered all prescribed forms to the subscribers of such flow-through shares, which prescribed forms and returns were complete and correct in all respects.

(viii)There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or to its subsidiary.  Neither the Company or its subsidiary is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(y) Contracts.

(i) Set out in Section 3.1(y) of the Detour Disclosure Letter is a list of each Material Contract as of the date hereof. True and complete copies of all Material Contracts have been provided to the Purchaser as part of Diligence Information and, as of the date hereof, no such Material Contract has been modified, rescinded or terminated.

(ii) Each Material Contract is in full force and effect and is a valid and binding obligation of the Company or its subsidiary and, to the actual knowledge of the Company without any inquiry, the other parties thereto and is enforceable by the Company or its subsidiary in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)  The Company or its subsidiary, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and none of the Company or its subsidiary or, to the knowledge of the Company, the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract.  To the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Material Contract.

(iv)  Neither the Company nor its subsidiary has received any written notice or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with its subsidiary and, to the knowledge of the Company, no such action has been threatened.

(z) Employment Matters.

(i) Section 3.1(z) of the Detour Disclosure Letter sets out a true and complete list of all employees of the Company and its subsidiary with a base salary in excess of $210,000 per annum, whether actively at work or not, including their hire date, position, compensation (including but not limited to salary, bonus and commissions), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the type of leave)) and whether they are unionized or subject to a written employment Contract. Other than as set out in Section 3.1(z) of the Detour Disclosure Letter, no employee of the Company or its subsidiary with a base salary in excess of $210,000 per annum has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance. All written Contracts in relation to the employees listed in Section 3.1(z) of the Detour Disclosure Letter have been provided to the Purchaser as part of the Due Diligence Information.

(ii) Section 3.1(z) of the Detour Disclosure Letter contains a correct and complete list of each independent contractor currently engaged by the Company or its subsidiary that is paid base fees in excess of $210,000 per annum including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of $210,000 per annum have been provided to the Purchaser. Each independent contractor of the Company and its subsidiary has been properly classified as an independent contractor and neither the Company nor its subsidiary has received any notice from any Governmental Authority disputing such classification.

(iii)  Except as set out in Section 3.1(z) of the Detour Disclosure Letter, neither the Company nor its subsidiary is a party to or bound or governed by, or subject to:

(A) any employment, consulting, retention or change of control agreement with, or any written or, to the knowledge of the Company, oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Company or its subsidiary in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(B) any collective bargaining agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or its subsidiary;

(C) any labour dispute, strike, lock-out, work slowdown or stoppage  relating to or involving any employees of the Company or its subsidiary and no such event has occurred within the last two years; or

(D) any actual or, to the knowledge of the Company, threatened material claim against the Company or its subsidiary arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of any written agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(z) are included in the Diligence Information.

(iv)  Except as would not be material to the Company, the Company has not and is not engaged in any unfair labour practice and no material unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

(aa) Health and Safety.

(i) Neither the Company nor its subsidiary has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect operations relating to the Detour Properties.

(ii) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor its subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or its subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims pending against the Company or its subsidiary (or naming the Company or its subsidiary as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Detour Properties.

(bb) Acceleration of Benefits. Except as set out in Section 3.1(bb) of the Detour Disclosure Letter or as specifically contemplated by this Agreement, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to, (i) any retirement, severance, bonus or other similar payment from the Company or its subsidiary, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or its subsidiary, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or its subsidiary, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or its subsidiary.

(cc) Pension and Employee Benefits.

(i) Other than the Detour Equity Incentive Plans and the Employee Plans set out in Section 3.1(cc) of the Detour Disclosure Letter, neither the Company nor its subsidiary has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company has provided as part of Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all material opinions and memoranda (whether externally or internally prepared) and material correspondence with all regulatory authorities or other relevant persons.

(ii) The Company and its subsidiary have complied in all material respects with all of the terms of the Employee Plans, and all applicable Laws in respect of employee compensation and benefit obligations of the Company and its subsidiary. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and applicable Laws. The Company and/or its subsidiary, as the case may be, have paid in full all contributions under the Employee Plans up to the date hereof.

(iii)  No Employee Plan is a "registered pension plan" as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its subsidiary.

(dd) Employee Matters. Any individual who performs services for the Company's or its subsidiary's business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes.  Neither the Company nor its subsidiary has any material liability by reason of an individual who performs or performed services for the Company's or its subsidiary's business in any capacity being improperly excluded from participating in a benefit plan.

(ee) Employment Withholdings.  The Company has, in all material respects, withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(ff) Intellectual Property. Neither the Company nor its subsidiary owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names which are, individually or in the aggregate, material to the business and operations of the Company and its subsidiary as a whole as currently conducted.

(gg) Environment.

(i) The Company and its subsidiary have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws and the Detour Properties and assets comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or its subsidiary.

(ii) Neither the Company nor its subsidiary is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws.

(iii)  The Detour Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, discharge, release, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not have a Material Adverse Effect on the Company or its subsidiary.  Neither the Company nor its subsidiary has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Detour Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except for Releases that would not have a Material Adverse Effect on the Company or its subsidiary. All Hazardous Substances handled, recycled, disposed of, discharged, released, treated or stored on or off site of the Detour Properties by the Company or its subsidiary have been handled, recycled, disposed of, discharged, released, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not have a Material Adverse Effect on the Company or its subsidiary.

(iv) To the knowledge of the Company, neither the Company nor its subsidiary has treated, disposed of, discharged, released, or arranged for the treatment, disposal, discharge or release  of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiary. No site or facility now or previously owned, operated or leased by the Company or its subsidiary is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v) Neither the Company nor its subsidiary has caused or permitted the Release of any Hazardous Substances on or to any Detour Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not have a Material Adverse Effect on the Company or its subsidiary; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any Detour Property or any of the assets of the Company or its subsidiary.

(vi)  Neither the Company nor its subsidiary has received from any person or Governmental Authority any written notice, or the knowledge of the Company, other notice of any material proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Company, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(vii) Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 3.1(gg) are the sole and exclusive representations and warranties of the Company regarding environmental matters and compliance with Environmental Laws.

(hh) Insurance.  The Company has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.  All material insurance policies of the Company are disclosed in Section 3.1(hh) of the Detour Disclosure Letter and are in full force and effect.  All premiums due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company's insurers. All material proceedings covered by any insurance policy of the Company have been properly reported to and accepted by the applicable insurer.

(ii) Books and Records.  The corporate records and minute books of the Company have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(jj) Non-Arm's Length Transactions.  Other than as disclosed in the Public Disclosure Record and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or its subsidiary, on the one hand, and any (i) officer or director of the Company or its subsidiary, (ii) any holder of record of 5% or more of the outstanding Detour Shares or any person that, to the knowledge of the Company, beneficially owns 5% or more of the outstanding Detour Shares, or (iii) to the knowledge of the Company, any affiliate or associate or any such officer, director or Detour Shareholder, on the other hand.

(kk) Financial Advisors or Brokers.  The Company has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder's, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Detour Financial Advisor and Citi. The Company has provided to the Purchaser correct and complete copies of the agreements under which the Detour Financial Advisor and Citi have agreed to provide services to the Company. Section 3.1(ii)(kk) of the Detour Disclosure Letter sets out the formula for determining the aggregate dollar amount to be payable to and as agreed upon with the Detour Financial Advisor in the event the Arrangement is completed.

(ll) Detour Financial Advisor Opinion and Citi Opinion.  The Special Committee and the Detour Board have received the Detour Financial Advisor Opinion and the Citi Opinion, which opinions, as of the date of this Agreement, have not been modified, amended, qualified or withdrawn. The Company has been authorized by the Detour Financial Advisor and Citi, respectively, to permit inclusion of copies of the Detour Financial Advisor Opinion and the Citi Opinion in the Detour Circular.

(mm) Special Committee and Detour Board Approval. The Special Committee, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, has unanimously determined to recommend approval of this Agreement and the Arrangement to the Detour Board and that the Detour Board recommend that the Detour Shareholders vote in favour of the Arrangement Resolution. The Detour Board, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors and acting on the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Detour Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Special Committee or the Detour Board.

(nn) Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its affiliates own any Purchaser Shares or any other securities of the Purchaser.

(oo) Collateral Benefits. As of the date hereof, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Detour Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(pp) Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon the Company or its subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, in each case in any material respect, any business practice of the Company, its subsidiary or any of its affiliates, any acquisition of property by the Company, its subsidiary or any of its affiliates, or the conduct of business by the Company, its subsidiary or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(qq) Cultural Business. The Company is not a "cultural business" within the meaning of the Investment Canada Act.

(rr) Confidentiality Agreements. The terms and conditions of all agreements entered into by the Company or its subsidiary since January 1, 2018 with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, that remain in force and effect as the date hereof are substantially similar to the terms and conditions of the Purchaser Confidentiality Agreement.

(ss) Indemnification Agreements. The Diligence Information contains correct and complete copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(tt) Employment, Severance and Change of Control Agreements. The Diligence Information contains correct and complete copies of all employment, consulting, change of control and severance agreements to which the Company is a party providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

(uu) Full Disclosure. To the knowledge of the Company, there is no material fact known to any of the Company or its subsidiary that has had or could reasonably be expected to have a Material Adverse Effect that has not been disclosed herein or in such other documents (including the Detour Disclosure Letter and the Diligence Information), certificates and statements furnished to the Purchaser for use in connection with the transactions contemplated hereby.

3.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a) Organization and Qualification.  The Purchaser has been duly incorporated and validly exists and is in good standing under the OBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Purchaser Material Adverse Effect. The Purchaser Diligence Information includes complete and correct copies of the constating documents of the Purchaser, as amended to the date of this Agreement, and the Purchaser has not taken any action to amend or supersede such documents.

(b) Subsidiaries.

(i) The Purchaser has no material subsidiaries other than the Purchaser Material Subsidiaries.

(ii) Each Purchaser Material Subsidiary is validly subsisting under its laws of incorporation or continuance and have all requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(iii) Each Purchaser Material Subsidiary is duly qualified to carry on business in each respective jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Purchaser Material Adverse Effect.

(iv) The Purchaser is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares of each of the Purchaser Material Subsidiaries. All of the issued and outstanding shares in the capital of the Purchaser Material Subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Liens.

(c) Authority Relative to this Agreement.  The Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Purchaser Shareholders of the Purchaser Shareholder Resolution) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the Purchaser Shareholders of the Purchaser Shareholder Resolution, the performance by the Purchaser of its obligations hereunder, the completion of the Arrangement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d) Required Approvals. No material authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery of this Agreement or, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the Arrangement, other than:

(i) such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX, ASX and NYSE as are contemplated by this Agreement;

(ii) Canadian Competition Approval;

(iii) Investment Canada Act Approval, if required; and

(iv) any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e) No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(d), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both), conflict with, result in a violation or breach of:

(i) any Law applicable to it, its subsidiaries or any of its properties or assets;

(ii) its articles or by-laws;

(f) Capitalization.

(i) The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and preferred shares. As at November 24, 2019, there were (A) 210,351,680 Purchaser Shares issued and outstanding, (B) no preferred shares issued and outstanding, (C) stock options outstanding providing for the issuance of an aggregate of 218,489 Purchaser Shares upon the exercise thereof, (D) restricted share units outstanding providing for the issuance of an aggregate of 540,830 Purchaser Shares upon the vesting thereof, (E) performance share units outstanding providing for the issuance of up to an aggregate of 511,770 Purchaser Shares upon the vesting thereof; and (F) 155,375 deferred share units outstanding. Except for the stock options, restricted share units and performance share units described in the preceding sentence, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other voting or equity security. All outstanding Purchaser Shares have been, and all Purchaser Shares issuable upon the exercise or vesting of rights under stock options, restricted share units, performance share units and deferred share units in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii) There are no outstanding contractual obligation of the Purchaser to repurchase, redeem or otherwise acquire any such Purchaser Shares.

(iii) The Purchaser Shares are listed and posted for trading on the TSX, the NYSE and the ASX and, except for such listings and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(g) Consideration Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares.

(h) Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser or its subsidiaries.

(i) Reporting Issuer Status and Securities Laws Matters.  The Purchaser is a "reporting issuer" within the meaning of applicable Securities Laws in each of the provinces of Canada (other than Quebec), and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws or the TSX. The Purchaser Shares are registered pursuant to the U.S. Exchange Act and the Purchaser is in material compliance with all applicable U.S. Securities Laws and Australian Securities Laws. Trading in the Purchaser Shares on the TSX, NYSE and ASX are not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. No inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws, U.S. Securities Laws, Australian Securities Laws or the TSX, NYSE or ASX is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, U.S. Securities Laws and Australian Securities Laws, and, where applicable, the rules and policies of the TSX, NYSE and ASX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management's discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws, U.S. Securities Laws and Australian Securities Laws, and the rules and policies of the TSX, NYSE and ASX. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. The Purchaser is (i) a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(j) Purchaser Financial Statements.

(i) The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those or previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Purchaser Financial Statements, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii) Neither the Purchaser nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract with any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or its subsidiaries, in the Purchaser Public Disclosure Record.

(iii)  Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109 and Rule 13a-15(f) under the U.S. Exchange Act), for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109 and Rule 13a-15 under the U.S. Exchange Act.

(iv) Since December 31, 2018, neither the Purchaser, its subsidiaries nor any Representative of the Purchaser or its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or its subsidiaries is engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v) There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(k) Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Purchaser as of December 31, 2018 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Purchaser nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person that could result in payment in excess of $6,500,000.

(l) Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Purchaser's auditors.

(m) No Material Adverse Effect. Since December 31, 2018 and to the date hereof, there has not been a Purchaser Material Adverse Effect.

(n) Compliance with Laws.

(i) The business of the Purchaser and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and the Purchaser and its subsidiaries have not received any written notice of any alleged material violation of any such Laws other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(ii) Neither the Purchaser nor its subsidiaries and, to the Purchaser's knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Purchaser or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)  The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchaser and its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(o) Permits. Each of the Purchaser and the Purchaser Material Subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in the Purchaser Public Disclosure Record), other than such Permits the absence of which would not, individually or in the aggregate, have a Purchaser Material  Adverse Effect. All such Permits are in good standing and there has been no default under any such Permit, except to the extent that such defaults would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(p) Interest in Properties.

(i) Each of the Purchaser and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest free and clear of any Lien (other than Permitted Liens): (A) to its Permits, concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Purchaser Material Properties; (B) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Purchaser or its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests in respect of the Purchaser Material Properties, in each case as are necessary to perform the operation of its business as presently owned and conducted in all material respects.

(ii) All material mineral tenures and mineral property claims in which the Purchaser or the Purchaser Material Subsidiaries has an interest or right, including the Purchaser Material Properties, have been validly located, staked, recorded and maintained in accordance with all Laws and are valid and subsisting in all material respects. Each of the Purchaser and the Purchaser Material Subsidiaries has all material surface rights, access rights and other rights and interests relating to its mineral properties, granting the Purchaser or the Purchaser Material Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by the Purchaser or the Purchaser Material Subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Purchaser or the Purchaser Material Subsidiaries and free and clear of all material encumbrances and no third party or group holds any such rights that would be required by the Purchaser to so develop the Purchaser Material Properties.

(q) Expropriation. No Purchaser Material Properties or any other material property or asset of the Purchaser or its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Purchaser, is there any intent or proposal to give any such notice or to commence any such proceeding.

(r) Technical Matters.

(i) The Purchaser Material Properties are the only material properties of the Purchaser for the purposes of NI 43-101.

(ii) The technical reports prepared for the Purchaser entitled "Updated NI 43-101 Technical Report, Fosterville Gold Mine, in the State of Victoria, Australia" dated April 1, 2019, with an effective date of December 31, 2018 prepared by Troy Fuller, MAIG and Ion Hann, FAuslMM, and "Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report" dated April 1, 2019, amended and restated July 19, 2019 with an effective date of December 31, 2018, prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo., William Tai, P. Eng. and Ben Harwood, P. Geo. (the "Purchaser Technical Reports") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Purchaser does not have knowledge of a material adverse change in any production, cost, price, mineral reserves, mineral resources or other relevant information provided since the date such information was provided.

(iii)  There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of the Purchaser, taken as a whole, from the amounts set forth in the Purchaser Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(iv) The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(v) The Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Purchaser is aware that would disaffirm or change any aspect of any Purchaser Technical Report or that would require the filing of a new technical report under NI 43-101.

(s) Environment. The Purchaser and its subsidiaries have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws and the Purchaser Material Properties and assets comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(t) Employment Matters.  Except as would not, individually or in the aggregate, reasonably have a Purchaser Material Adverse Effect, the Purchaser has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Purchaser, threatened against the Purchaser.

(u) Health and Safety. Except as would not, individually or in the aggregate, reasonably have a Purchaser Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Purchaser nor its subsidiaries has been reassessed in any respect under such legislation during the past three years relating to the Purchaser Material Properties and, to the knowledge of the Purchaser, no audit of the Purchaser or its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation relating to the Purchaser Material Properties. There are no claims pending against the Purchaser or its subsidiaries (or naming the Purchaser or its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Material Properties.

(v) Litigation. There is no Proceeding against or involving the Purchaser or any subsidiary, or affecting any of their property or assets (whether in progress or, to the knowledge of the Purchaser, threatened) which Proceeding involves a possibility of any judgment against or liability of the Purchaser which, if successful, could reasonably be expected to have a Purchaser Material Adverse Effect or would significantly impede or delay the consummation of the Arrangement.  There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or any subsidiary in respect of its businesses, properties or assets that has had or could reasonably be expected to have a Purchaser Material Adverse Effect or would significantly impede or delay the consummation of the Arrangement.

(w) Taxes.

(i) Each of the Purchaser and the Purchaser Material Subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing.  Each of the Purchaser and the Purchaser Material Subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Purchaser, adequate reserves or accruals in accordance with IFRS have been provided in the Purchaser Financial Statements, except where the failure to pay or provide accruals for Taxes would not have a Purchaser Material Adverse Effect. No audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Purchaser, threatened with respect to Taxes of the Purchaser or the Purchaser Material Subsidiaries, and neither the Purchaser nor the Purchaser Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened.  No Return of the Purchaser or the Purchaser Material Subsidiaries, to the knowledge of the Purchaser, is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Purchaser or the Purchaser Material Subsidiaries with respect to any Taxes that would have a Purchaser Material Adverse Effect.

(ii) The Purchaser is a "Canadian corporation" within the meaning of the Tax Act.

(x) Purchaser Financial Advisor Opinion. The Purchaser Board has received the Purchaser Financial Advisor Opinion, which opinion, as of the date of this Agreement, has not been modified, amended, qualified or withdrawn. The Purchaser has been authorized by the Purchaser Financial Advisor to permit inclusion of a copy of the Purchaser Financial Advisor Opinion in the Purchaser Circular.

(y) Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Purchaser, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Purchaser Board.

(z) Ownership of Detour Shares or other Securities. Neither the Purchaser nor any of its affiliates own any Detour Shares or any other securities of the Company.

3.3 Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.  The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.  This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
COVENANTS

4.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser's consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Detour Disclosure Letter or the Detour Budget, or (iv) as is otherwise required by applicable Law or any Governmental Authority:

(a) the businesses of the Company and its subsidiary will be conducted only in the ordinary course of business consistent in all material respects with past practice, in accordance with applicable Laws and in accordance with the Detour Budget the Company and its subsidiary will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, goodwill and business relationships with suppliers, partners and other persons with which the Company or its subsidiary has business relations and keep available the services of the officers, employees and consultants of the Company and its subsidiary as a group;

(b) the Company will cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor any activities relating to the operation of the Detour Properties and will not make any capital expenditures or other financial commitments in excess of US$10,000,000 in the aggregate above forecasted capital expenditures disclosed in the Detour Budget;

(c) without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i) alter or amend the articles, by-laws or other constating documents of the Company or its subsidiary;

(ii) split, divide, consolidate, combine or reclassify the Detour Shares or any other securities of the Company or its subsidiary;

(iii)  except in relation to internal transactions solely involving the Company and its subsidiary, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Detour Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Detour Shares or other equity or voting interests or other securities or any shares of its subsidiary (including, for greater certainty, Detour Options, Detour RSUs, Detour PSUs or any other equity based awards), other than (A) the issuance of Detour Shares issuable pursuant to the exercise or settlement (as applicable) of Detour Options, Detour RSUs and Detour PSUs that are outstanding as of the date of this Agreement in accordance with their terms, (B) grants of Detour Options, Detour RSUs and Detour PSUs in the ordinary course of business consistent with past practice and as disclosed in Section 4.1(b) of the Detour Disclosure Letter,  and provided, that (i) any such grant shall use the standard form of award agreements under the Detour Equity Incentive Plans or as used by the Company for previous grants, and (2) no such grant shall contain terms providing for acceleration of vesting, exercisability or payment solely by virtue of the consummation of the transactions contemplated by this Agreement, and (C) the issuance of Detour Shares issuable pursuant to the exercise or settlement (as applicable) of the Detour Options, Detour RSUs and Detour PSUs issued pursuant to (B) above;

(iv)  redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Detour Shares or other securities or securities convertible into or exchangeable or exercisable for Detour Shares or any such other securities or any shares or other securities of its subsidiary;

(v) amend the terms of any securities of the Company or its subsidiary;

(vi) adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiary;

(vii) reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiary to reorganize, amalgamate or merge with any other person;

(viii)reduce the stated capital of the shares of the Company or its subsidiary;

(ix) enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(x) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xi) enter into, modify or terminate any Contract with respect to any of the foregoing;

(d) the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of  (i) any "material change" (as defined in the Securities Act) in relation to the Company or its subsidiary, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied;

(e) the Company will not, and will not cause or permit its subsidiary to, directly or indirectly, except in connection with this Agreement:

(i) sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiary with a transaction value in excess of US$5,000,000 (which for the avoidance of doubt, shall not be considered to include the disposal by the Company or its subsidiary of obsolete assets, immaterial personal property or the sale by the Company or its subsidiary of accounts receivable or inventory in the ordinary course of business consistent with past practice);

(ii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, other than (A) the acquisition of any raw materials in the ordinary course of business pursuant to a Contract in existence on the date hereof or (B) acquisitions in the ordinary course of business having a fair market value, individually or in the aggregate, not in excess of US$5,000,000;

(iii)  incur any capital expenditures, enter into any agreement obligating the Company or its subsidiary to provide for future capital expenditures, in the aggregate, in excess of US$5,000,000 above forecasted capital expenditures disclosed in the Detour Budget or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Material Contract in existence on the date hereof or in connection with acquisition permitted under Section 4.1(e)(ii);

(iv)  pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Detour Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with the Company's financial risk management policy;

(vii) expend or commit to expend any amounts with respect to expenses for any Detour Property in excess of US$10,000,000 above forecasted capital expenditures disclosed in the Detour Budget; or

(viii)authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f) the Company will not, and will not cause or permit its subsidiary to, directly or indirectly, except in the ordinary course of business:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(ii) except in connection with matters otherwise permitted under this Section 4.1 or as disclosed in Section 4.1(f)(ii) of the Detour Disclosure Letter, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release, or assign any material rights or claims thereto or thereunder; or

(iii) except as disclosed in Section 4.1(f)(iii) of the Detour Disclosure Letter, enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(g) neither the Company nor its subsidiary will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i) other than as disclosed in Section 4.1(g)(i) of the Detour Disclosure Letter, grant any salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiary;

(ii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iii) enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiary;

(iv) terminate the employment or consulting arrangement of any senior management employees (including the Detour Senior Management), except for cause;

(v) increase any benefits payable under its current severance or termination pay policies;

(vi) increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(vii) make any material determination under any Employee Plan that is not in the ordinary course of business;

(viii)amend the Detour Option Plan, Detour PSU/RSU Plan or Detour DSU Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiary;

(ix) except as contemplated in Section 2.17 and the Plan of Arrangement, take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Detour Option Plan or Detour PSU/RSU Plan; or

(x) establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(h) neither the Company nor its subsidiary will make any loan to any officer, director, employee or consultant of the Company or its subsidiary;

(i) the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiary, including directors' and officers' insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j) the Company will use commercially reasonable efforts to retain the services of its and its subsidiary's existing employees and consultants (including the Detour Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its senior management employees (including the Detour Senior Management);

(k) neither the Company nor its subsidiary will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l) the Company and its subsidiary will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws;

(m) the Company will not (i) change in any material respect its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Detour Financial Statements), (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(n) the Company will not, and will not cause or permit its subsidiary to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy ("Litigation") in excess of US$5,000,000 (except where the action, claim or other Proceeding is insured and the Company's contribution does not exceed its deductible) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(o) the Company will not, and will not cause or permit its subsidiary to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiary or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiary or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limit or restriction on the ability of the Company or its subsidiary or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(p) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company will not, and will not cause or permit  its subsidiary to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made; and

(q) as is applicable, the Company will not, and will not cause or permit its subsidiary to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.2 Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Company's consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, or (iii) as is otherwise required by applicable Law or any Governmental Authority:

(a) the businesses of the Purchaser and the Purchaser Material Subsidiaries will be conducted only in the ordinary course of business consistent in all material respects with past practice, in accordance with applicable Laws and the Purchaser and Purchaser Material Subsidiaries will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, goodwill and business relationships with suppliers, partners and other persons with which the Purchaser or any of the Purchaser Material Subsidiaries has business relations and keep available the services of the officers, employees and consultants of the Purchaser and the Purchaser Material Subsidiaries as a group;

(b) without limiting the generality of Section 4.2(a) above, the Purchaser will not, directly or indirectly:

(i) alter or amend the articles, by-laws or other constating documents of the Purchaser or the Purchaser Material Subsidiaries;

(ii) split, divide, consolidate, combine or reclassify the Purchaser Shares or any other securities of the Purchaser or the Purchaser Material Subsidiaries;

(iii) except in relation to internal transactions solely involving the Purchaser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Purchaser Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Purchaser Shares or other equity or voting interests or other securities or any shares of the Purchaser Material Subsidiaries (including, for greater certainty, stock options, restricted share units, performance share units or deferred share units or any other equity based awards), other than (A) issuance of Purchaser Shares issuable pursuant to the exercise or settlement (as applicable) of stock options, restricted share units, performance share units or deferred share units that are outstanding as of the date of this Agreement in accordance with their terms, (B) grants of stock options, restricted share units, performance share units or deferred share units in the ordinary course of business and in amounts consistent with past practice and the issuance of Purchaser Shares issuable pursuant to the exercise or settlement (as applicable) of such stock options, restricted share units, performance share units or deferred share units, and (C) subject to compliance with Section 4.7(g), issuance of Purchaser Shares in connection with the acquisition of securities or assets of one or more third parties, provided that the aggregate number of Purchaser Shares issued in respect of all such transactions, individually or in the aggregate, shall not exceed 5% of the Purchaser Shares issued and outstanding at the date hereof;

(iv)  except in accordance with any normal course issuer bid, redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Purchaser Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Shares or any such other securities or any shares or other securities of its subsidiaries;

(v) amend the terms of the Purchaser Shares;

(vi) except in connection with transactions permitted by Section 4.2(b)(iii) or Section 4.2(d)(ii), reorganize, amalgamate or merge the Purchaser or the Purchaser Material Subsidiaries with any other person;

(vii)reduce the stated capital of the shares of the Purchaser or the Purchaser Material Subsidiaries;

(viii)make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Purchaser Public Disclosure Record, as required by applicable Laws or under IFRS; or

(ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) the Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (ii) any breach of this Agreement by the Purchaser, or (iii) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.2(b) would not be satisfied;

(d) the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i) sell, pledge, licence, dispose of or otherwise transfer any assets of the Purchaser or its subsidiaries, having a fair market value, individually or in the aggregate, in excess of US$250,000,000, other than in connection with the negotiation of a secured credit facility with a financial institution;

(ii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, other than (A) the acquisition of any raw materials in the ordinary course of business pursuant to a Contract in existence on the date hereof, (B) acquisitions in the ordinary course of business; (C) transactions permitted by Section 4.2(b)(iii)(C), or (D) subject to compliance with Section 4.7(g), transactions having a fair market value, individually or in the aggregate, not in excess of $500,000,000; and

(iii)  authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e) except as would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, directly or indirectly, terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Purchaser and its subsidiaries, taken as a whole;

(f) except as would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, the Purchaser will not, and will not cause or permit any of the Purchaser Material Subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made; and

(g) the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.3 Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the "Providing Party") will afford to the other Party and its Representatives (the "Accessing Party") until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Diligence Information or Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party's and its subsidiaries' businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided however that (a) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and (b) other than in circumstances where access to or disclosure of any information or documents would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege. Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Providing Party, the Providing Party will also make available to the Accessing Party and its Representatives information reasonably requested by the Accessing Party for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Providing Party and the Accessing Party and its affiliates following completion of the Arrangement.  Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement.  If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of a Party, whether under this Section 4.3 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.4 Covenants of the Company Regarding the Arrangement

Subject to the terms and conditions of this Agreement and to Section 4.7 of this Agreement in relation to the Regulatory Approvals, the Company shall and shall cause its subsidiary to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a) subject to the Purchaser's prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Detour Board of the Arrangement (including the voting intentions of each Supporting Detour Shareholder referred to in Section 2.5(d)) and the Detour Board Recommendation;

(b) using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiary from other parties to any Material Contracts in order to complete the Arrangement;

(c) cooperating with the Purchaser in connection with, and using its commercially reasonable efforts to assist the Purchaser in obtaining the waivers, consents and approvals referred to in Section 4.5(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Company will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(d) using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(e) upon reasonable consultation with the Purchaser, using commercially reasonable efforts to oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

4.5 Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement and to Section 4.7 of this Agreement in relation to the Regulatory Approvals, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(a) subject to the Company's prior review and approval as contemplated by Section 2.3(a), publicly announcing the execution of this Agreement, the support of the Purchaser Board of the Arrangement (including the voting intentions of each Supporting Purchaser Shareholder referred to in Section 2.6(d)) and the Purchaser Board Recommendation;

(b) using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Purchaser and its subsidiaries from other parties to a material contract of the Purchaser in order to complete the Arrangement;

(c) cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.4(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(d) using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(e) upon reasonable consultation with the Company, using commercially reasonably efforts to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(f) forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(g) apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX and NYSE;

(h) the Purchaser shall at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Purchaser Shares to meet the obligations of Purchaser under the Plan of Arrangement.

4.6 Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, including the Canadian Competition Approval and, if required, Investment Canada Act Approval, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b) it will use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c) promptly notify the other Party of:

(i) any material communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii) any communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(d) it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties' legal counsel to permit the completion of the Arrangement.

4.7 Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) as soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and shall use commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party. Without limiting the generality of the foregoing:

(i) within ten Business Days after the date hereof or such other date as the Parties may reasonably agree, the Purchaser shall prepare and file with the Commissioner a request for an Advance Ruling Certificate under section 102 of the Competition Act or, in the alternative, a No-Action Letter and a waiver under section 113(c) of the Competition Act;

(ii) within ten Business Days after the date of the Parties mutually agreeing to do so or such later date as the Parties may mutually agree, prepare and file with the Commissioner notifications under Part IX of the Competition Act with respect to the transactions contemplated by this Agreement;

(iii)  if the Parties determine, acting reasonably that Investment Canada Act Approval is required, the Purchaser shall prepare and file with the Minister an application for review under Part IV of the Investment Canada Act within ten Business Days of after the later of (A) such determination and (B) the date on which the Company provides all information requested by the Purchaser to complete the application for review under the Investment Canada Act but only if such information is requested by the Purchaser no later than November 26, 2019;

(b) no Party shall extend or consent to any extension or refuse to consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(c) all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Authority in respect of any Regulatory Approvals shall be paid by the Purchaser.

(d) each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(e) each Party shall permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any applications, notices, filings, submissions, undertakings or other correspondence provided to a Governmental Authority, or any communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals;

(f) each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, no Party shall participate in any meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend, provided, however, that this obligation shall not extend where competitively sensitive information may be discussed or communicated, in which case the other Party's external legal counsel shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, shall have the right to participate in any such meetings on an external counsel-only basis;

(g) the Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to delay the obtaining of Regulatory Approvals;

(h) in exercising its commercially reasonable efforts to obtain the Investment Canada Act Approval, the Purchaser shall, if required by the Minister or his delegates, submit, negotiate and agree to undertakings under the Investment Canada Act that are commercially reasonable and customary for transactions of this nature; and

(i) other than in connection with Section 4.7(h), the Purchaser is under no obligation to take any steps or actions that would materially adversely affect the Purchaser's right to own, use or exploit its business, operations or assets or those of its affiliates, the Company or its subsidiary or to negotiate or agree to the sale, divestiture or disposition by the Purchaser of its business, operations or assets or those of its affiliates, the Company or its subsidiary, or to any form of behavioral remedy including an interim or permanent hold separate order.

4.8 Employment Matters

(a) Prior to the Effective Time, the Company shall use commercially reasonably efforts to:

(i) (A) cause, and cause its subsidiary to cause, all directors of the Company and its subsidiary to provide resignations from directorship effective as at the Effective Time, and (B) to enter into mutual releases with each such director of all claims against the other, excluding any claims arising from (1) employment, (2) any rights to indemnity that the director may have under applicable Law, including the CBCA or the by-laws of the Company, or any agreement with the Company; (3) any rights to contribution or indemnification that the director may have with respect to coverage under any applicable director's and officer's insurance policy of the Company, (4) any amounts payable in respect of Detour DSUs or directors' fees; and (5) any amounts payable pursuant to the Arrangement;

(ii) enter into separation agreements with each of the officers of the Company identified in Section 4.8(a)(ii) of the Detour Disclosure Letter on the terms set out in Section 4.8(a)(ii) of the Detour Disclosure Letter.

(b) The Purchaser agrees that it shall cause the Company, its subsidiary and any successor to the Company (including any Surviving Corporation) to honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiary under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiary.

4.9 Indemnification and Insurance

(a) The Parties agree that all rights to indemnification now existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, and, as of the Effective Time, will survive the completion of the Plan of Arrangement and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Date, the Company shall purchase customary "tail" or "run off" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiary which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiary to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual premium for policies currently maintained by the Company or its subsidiary.

(c) The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 4.9 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

4.10 Pre-Acquisition Reorganization

(a) The Company shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company: (i) would require the Company to obtain the prior approval of the Detour Shareholders in respect of such Pre-Acquisition Reorganization; (ii) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); (iii) could be prejudicial to the Company or Detour Shareholders or other securityholders, as a whole, in any respect, or (iv) cannot be unwound in the event the Arrangement is not consummated without adversely affecting the Company.

(b) Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization.  The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date.  In addition:

(i) the Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company, its subsidiary and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization that was effected at the Purchaser's request prior to termination of this Agreement or as a result of the reversal (where such reversal is determined by such Party to be necessary, acting reasonably) of all or any part of the Pre-Acquisition Reorganization steps that was effected at the Purchaser's request prior to termination of this Agreement, in the event the Arrangement does not proceed;

(ii) unless the Parties otherwise agree in writing, acting reasonably, the Parties shall seek to have any Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date but after the Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 7.1 and Section 7.3 and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement. The completion of the Pre-Acquisition Reorganizations, if any, shall not be a condition of the completion of the Arrangement;

(iii)  any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company's material operations prior to the Effective Time;

(iv)  any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract;

(v) the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Detour Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vi)  such cooperation does not require the directors, officer or employees of the Company to take any action in any capacity other than as a director, officer or employee, as applicable.

(c) The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, the Company shall not be liable for any Taxes or other costs as a result of, or the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of, a Pre-Acquisition Reorganization.

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1 Acquisition Proposals

(a) Except as expressly contemplated by this Agreement or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing, the Company shall not, directly or indirectly, including through its subsidiary or its Representatives:

(i) make, initiate, solicit, or knowingly encourage or facilitate (including by way of furnishing or affording access to confidential information or any site visit), any inquiry, proposal or offer with respect to an Acquisition Proposal or that could reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal, provided that, the Company may contact any person making an Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal or advise such person that such Acquisition Proposal does not constitute and/or could not reasonably be expected to constitute or lead to, a Superior Proposal;

(iii)  accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days after such Acquisition Proposal has been publicly announced shall be deemed not to constitute a violation of this Section 5.1(a)(iii)) provided the Detour Board has rejected such Acquisition Proposal and affirmed the Detour Board Recommendation before the end of such five Business Day period (or in the event that the Detour Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Detour Meeting);

(iv) make a Change of Recommendation;

(v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal ("Acquisition Agreement") (other than an Acceptable Confidentiality Agreement in accordance with Section 5.1(c)).

(b) The Company shall, and shall cause its subsidiary and Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, the Company will immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiary to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiary previously provided in connection therewith to any person (other than the Purchaser and its Representatives) to the extent such confidential information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled in accordance with the terms of such rights.

(c) Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the approval of the Arrangement Resolution by Detour Shareholders that did not result from a breach of this Section 5.1 (it being understood that the Company will not be in breach of this Section 5.1 if the Company or its Representatives contact the person who has made an Acquisition Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal), and subject to the Company's compliance with Section 5.1(d), the Company and its Representatives may (i) furnish or provide access to or disclosure of information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (x) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution and (y)  the Company promptly (and in any event within one day) provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Detour Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal (disregarding any financing or due diligence or access condition) would, if consummated in accordance with its terms, constitute or could reasonably be expected to constitute or lead to a Superior Proposal.

(d) The Company shall promptly (and, in any event, within 24 hours of receipt by the Company) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal.  Thereafter, the Company will keep the Purchaser promptly and fully informed of the status, material developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e) Notwithstanding Section 5.1(a), or anything to the contrary in this Agreement, in the event the Company receives an Acquisition Proposal that constitutes a Superior Proposal from any person after the date hereof and prior to the Detour Meeting, then, the Detour Board may (1) make a Change of Recommendation or (2) enter into any Acquisition Agreement with respect to such Superior Proposal, but only if:

(i) the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Detour Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Detour Board intends to (1) make a Change of Recommendation or (2) enter into an Acquisition Agreement with respect to such Superior Proposal, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Detour Board regarding the value or range of values in financial terms that the Detour Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(ii) a period of five full Business Days (such period being the "Superior Proposal Notice Period") shall have elapsed from the later of the date the Purchaser received the notice from the Company referred to in Section 5.1(e)(i) and, if applicable, the notice from the Detour Board with respect to any non-cash consideration as contemplated in Section 5.1(e)(i), and the date on which the Purchaser received the summary of material terms and copies of agreements and supporting materials set out in Section 5.1(e)(i);

(iii) the Company has complied and continues to be in compliance in all material respects with this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and the Company has complied in all material respects with the other terms of this Section 5.1(e);

(iv) after the Superior Proposal Notice Period, the Detour Board shall have determined in good faith, (A) after consultation with financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal (if applicable, compared to the Arrangement as proposed to be amended by the Purchaser under to Section 5.1(f)) and (B) after consultation with its outside legal counsel, that the failure to make a Change of Recommendation or to cause the Company to terminate this Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal would be inconsistent with Detour Board's fiduciary duties; and

(v) in the case of the Company exercising its rights under clause (2) of this Section 5.1(e), prior to or concurrently with entering into an Acquisition Agreement with respect to such Superior Proposal (A) the Company terminates this Agreement pursuant to Section 6.1(d)(ii) [Superior Proposal] and (B) pays the Termination Fee pursuant to Section 5.3.

(f) The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in accordance with this Section 5.1(f). The Detour Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. If the Detour Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and the Parties will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Purchaser, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

(g) Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.1(e) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 5.1(e)(ii) with respect to such new Acquisition Proposal. In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.1(e)(i) on a date that is less than 10 Business Days prior to the Detour Meeting, the Company may, and upon the request of the Purchaser, the Company shall adjourn or postpone the Detour Meeting in accordance with the terms of this Agreement to a date that is not more than 10 days after the scheduled date of such Detour Meeting, provided, however, that the Detour Meeting shall not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

(h) The Detour Board shall reaffirm the Detour Board Recommendation by news release promptly after (i) the Detour Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Detour Board makes the determination referred to in Section 5.1(f) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel.

(i) Nothing in this Agreement shall prevent the Detour Board from: (i) responding through a directors' circular or equivalent document as required by applicable Securities Laws to an Acquisition Proposal; or (ii) making any disclosure to the securityholders of the Company if the Detour Board, acting in good faith and after consultation with outside legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Detour Board or such other disclosure that is otherwise required under applicable Law.

(j) The Company represents and warrants that, in the six months prior to the date of this Agreement, it has not, other than as disclosed in Section 5.1(j) of the Detour Disclosure Letter, waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenants to which it or its subsidiary is party. The Company agrees (i) not to, without the prior written consent of the Purchaser, release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof, provided, however, in each case that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 5.1(j).

(k) Without limiting the generally of the foregoing, the Company shall ensure that its subsidiary and Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiary or Representatives.

5.2 Purchaser Acquisition Proposals

(a) Except as expressly contemplated by this Agreement or to the extent that the Company, in its sole and absolute discretion, has otherwise consented to in writing, the Purchaser shall not, directly or indirectly, including through its subsidiary or its Representatives:

(i) make, initiate, solicit, or knowingly encourage or facilitate (including by way of furnishing or affording access to confidential information or any site visit), any inquiry, proposal or offer with respect to a Purchaser Acquisition Proposal or that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal;

(ii) participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, any person (other than the Company and its subsidiaries) regarding a Purchaser Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal, provided that, the Purchaser may contact any person making a Purchaser Acquisition Proposal solely to clarify the terms and conditions of such Purchaser Acquisition Proposal or advise such person that such Purchaser Acquisition Proposal does not constitute and/or could not reasonably be expected to constitute or lead to, a Purchaser Superior Proposal;

(iii)  accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Purchaser Acquisition Proposal, or remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Purchaser Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Purchaser Acquisition Proposal for a period of no more than five Business Days after such Purchaser Acquisition Proposal has been publicly announced shall be deemed not to constitute a violation of this Section 5.2(a)(iii)) provided the Purchaser Board has rejected such Purchaser Acquisition Proposal and affirmed the Purchaser Board Recommendation before the end of such five Business Day period (or in the event that the Purchaser Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting);

(iv)  make a Purchaser Change of Recommendation; or

(v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Purchaser Acquisition Proposal ("Purchaser Acquisition Agreement") (other than an Acceptable Purchaser Confidentiality Agreement in accordance with Section 5.2(c)).

(b) The Purchaser shall, and shall cause its subsidiaries and Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Company, its subsidiary and their respective Representatives) with respect to any Purchaser Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal and, in connection therewith, the Purchaser will immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Company and its Representatives); provided that, for greater certainty, the Purchaser may continue to provide access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person to whom access has been provided on the date hereof in connection with any prospective transaction that would be expressly permitted by Sections 4.2(b)(iii)(C), 4.2(d)(i), 4.2(d)(ii)(C) or 4.2(d)(ii)(D) that does not constitute a Purchaser Acquisition Proposal and could not reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, in the event that the Purchaser receives a bona fide written Purchaser Acquisition Proposal from any person after the date hereof and prior to the approval of the Purchaser Shareholder Resolution by Purchaser Shareholders that did not result from a breach of this Section 5.2 (it being understood that the Purchaser will not be in breach of this Section 5.2 if the Purchaser or its Representatives contact the person who has made a Purchaser Acquisition Proposal for the sole purpose of clarifying the terms and conditions of such Purchaser Acquisition Proposal), and subject to the Purchaser's compliance with Section 5.2(d), the Purchaser and its Representatives may (i) furnish or provide access to or disclosure of information with respect to it to such person pursuant to an Acceptable Purchaser Confidentiality Agreement, if and only if (x) the Purchaser provides a copy of such Acceptable Purchaser Confidentiality Agreement to the Company promptly upon its execution and (y)  the Purchaser promptly (and in any event within one day) provides to the Company any non-public information concerning the Purchaser that is provided to such person which was not previously provided to the Company or its Representatives, and (ii) engage in or participate in any discussions or negotiations regarding such Purchaser Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Purchaser Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Purchaser Acquisition Proposal (disregarding any financing or due diligence or access condition) would, if consummated in accordance with its terms, constitutes or could reasonably be expected to constitute or lead to a Purchaser Superior Proposal.

(d) The Purchaser shall promptly (and, in any event, within 24 hours of receipt by the Purchaser) notify the Company, at first orally and thereafter in writing, of any Purchaser Acquisition Proposal (whether or not in writing) received by the Purchaser, any inquiry received by the Purchaser that could reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal, or any request received by the Purchaser for non-public information relating to the Purchaser in connection with a Purchaser Acquisition Proposal or for access to the properties, books or records of the Purchaser by any person that informs the Purchaser that it is considering making a Purchaser Acquisition Proposal, including a copy of the Purchaser Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Purchaser Acquisition Proposal, inquiry or request, and promptly provide to the Company such other information concerning such Purchaser Acquisition Proposal, inquiry or request as the Company may reasonably request, including all material or substantive correspondence relating to such Purchaser Acquisition Proposal.  Thereafter, the Purchaser will keep the Company promptly and fully informed of the status, material developments and details of any such Purchaser Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e) Notwithstanding Section 5.2(a), or anything to the contrary in this Agreement, in the event the Purchaser receives a Purchaser Acquisition Proposal that constitutes a Purchaser Superior Proposal from any person after the date hereof and prior to the Purchaser Meeting, then, the Purchaser Board may (1) make a Purchaser Change of Recommendation or (2) enter into any Purchaser Acquisition Agreement with respect to such Purchaser Superior Proposal, but only if:

(i) the Purchaser has given written notice to the Company that it has received such Purchaser Superior Proposal and that the Purchaser Board has determined that (x) such Purchaser Acquisition Proposal constitutes a Purchaser Superior Proposal and (y) the Purchaser Board intends to (1) make a Purchaser Change of Recommendation or (2) enter into an Purchaser Acquisition Agreement with respect to such Purchaser Superior Proposal, together with a summary of the material terms of any proposed Purchaser Acquisition Agreement or other agreement relating to such Purchaser Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Purchaser Superior Proposal, and, if applicable, a written notice from the Purchaser Board regarding the value or range of values in financial terms that the Purchaser Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Purchaser Superior Proposal;

(ii) a period of five full Business Days (such period being the "Purchaser Superior Proposal Notice Period") shall have elapsed from the later of the date the Company received the notice from the Purchaser referred to in Section 5.2(e)(i) and, if applicable, the notice from the Purchaser Board with respect to any non-cash consideration as contemplated in Section 5.2(e)(i), and the date on which the Company received the summary of material terms and copies of agreements and supporting materials set out in Section 5.2(e)(i);

(iii)  the Purchaser has complied and continues to be in compliance in all material respects with this Section 5.2 in connection with the preparation or making of such Purchaser Acquisition Proposal and the Purchaser has complied in all material respects with the other terms of this Section 5.2(e);

(iv) after the Purchaser Superior Proposal Notice Period, the Purchaser Board shall have determined in good faith, (A) after consultation with its financial advisors and outside legal counsel, that the Purchaser Acquisition Proposal remains a Purchaser Superior Proposal (if applicable, as compared to the Arrangement as proposed to be amended by the Company under to Section 5.2(f)) and (B) after consultation with its outside legal counsel, that the failure to make a Purchaser Change of Recommendation or to cause the Purchaser to terminate this Agreement to enter into an Purchaser Acquisition Agreement with respect to such Purchaser Superior Proposal would be inconsistent with the Purchaser Board's fiduciary duties; and

(v) in the case of the Purchaser exercising its rights under clause (2) of this Section 5.2(e), prior to or concurrently with entering into a Purchaser Acquisition Agreement with respect to such Purchaser Superior Proposal (A) the Purchaser terminates this Agreement pursuant to Section 6.1(c)(ii) [Purchaser Superior Proposal] and (B) pays the Purchaser Termination Fee pursuant to Section 5.3.

(f) The Purchaser acknowledges and agrees that during the Purchaser Superior Proposal Notice Period or such longer period as the Purchaser may approve for such purpose, the Company shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in accordance with this Section 5.2(f). The Purchaser Board will review in good faith any offer made by the Company to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Purchaser Acquisition Proposal that previously constituted a Purchaser Superior Proposal ceasing to be a Purchaser Superior Proposal. If the Purchaser Board determines that such Purchaser Acquisition Proposal would cease to be a Purchaser Superior Proposal as a result of the amendments proposed by the Company, the Purchaser will forthwith so advise the Company and the Parties will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Company, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

(g) Each successive modification of any Purchaser Acquisition Proposal shall constitute a new Purchaser Acquisition Proposal for the purposes of Section 5.2(e) and shall require a new five full Business Day Purchaser Superior Proposal Notice Period from the date described in Section 5.2(e)(ii) with respect to such new Purchaser Acquisition Proposal. In circumstances where the Purchaser provides the Company with notice of a Purchaser Superior Proposal and all documentation contemplated by Section 5.2(e)(i) on a date that is less than 10 Business Days prior to the Purchaser Meeting, the Purchaser may, and upon the request of the Company, the Purchaser shall adjourn or postpone the Purchaser Meeting in accordance with the terms of this Agreement to a date that is not more than 10 days after the scheduled date of such Purchaser Meeting, provided, however, that the Purchaser Meeting shall not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

(h) The Purchaser Board shall reaffirm the Purchaser Board Recommendation by news release promptly after (i) the Purchaser Board has determined that any Purchaser Acquisition Proposal is not a Purchaser Superior Proposal if the Purchaser Acquisition Proposal has been publicly announced or made; or (ii) the Purchaser Board makes the determination referred to in Section 5.2(f) that a Purchaser Acquisition Proposal that has been publicly announced or made and which previously constituted a Purchaser Superior Proposal has ceased to be a Purchaser Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Company and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Purchaser shall give reasonable consideration to all amendments to such press release requested by the Company and its outside legal counsel.

(i) Nothing in this Agreement shall prevent the Purchaser Board from: (i) responding through a directors' circular or equivalent document as required by applicable Securities Laws to a Purchaser Acquisition Proposal; or (ii) making any disclosure to the securityholders of the Purchaser if the Purchaser Board, acting in good faith and after consultation with its outside legal advisor, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Purchaser Board or such other disclosure that is otherwise required under applicable Law.

(j) The Purchaser represents and warrants that, in the six months prior to the date of this Agreement, it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenants to which it or its subsidiaries is party. The Purchaser agrees (i) not to, without the prior written consent of the Company, release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Purchaser entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof, provided, however, in each case that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 5.2(j).

(k) Without limiting the generally of the foregoing, the Purchaser shall ensure that its subsidiaries and Representatives are aware of the provisions of this Section 5.2, and the Purchaser shall be responsible for any breach of this Section 5.2 by any of its subsidiaries or Representatives.

5.3 Termination Fee and Purchaser Termination Fee

(a) "Termination Fee Event" means any of the following events:

(i) this Agreement shall have been terminated:

(A) by either the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or 6.1(b)(ii) [Failure to Obtain Detour Shareholder Approval],

(B) by the Purchaser pursuant to Section 6.1(c)(iv) [Breach of Company Representations, Warranties or Covenants], or

(C) by the Company pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(b)(ii) [Failure to Obtain Detour Shareholder Approval],

and both: (1) prior to such termination, an Acquisition Proposal shall have been made public or proposed publicly to the Company after the date hereof and prior to the Detour Meeting by any person (other than by the Purchaser or any of its affiliates or any person acting jointly or in concert with the Purchaser or any of its affiliates) and shall not have been withdrawn at least five Business Days prior to the Detour Meeting; and (2) the Company shall have either (x) completed any Acquisition Proposal within 12 months after this Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal within 12 months after this Agreement is terminated, which Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this Section 5.3(a)(i) all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%";

(ii) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation];

(iii) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(ii) [Superior Proposal];

(iv) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(iii) [Material Breach of Company Non-Solicitation Covenants]; or

(v) this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Detour Shareholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(c)(i) [Change of Recommendation].

(b) "Purchaser Termination Fee Event" means any of the following events:

(i) this Agreement shall have been terminated

(A) by either the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval]

(B) by the Company pursuant to Section 6.1(d)(iv) [Breach of Purchaser Representations, Warranties or Covenants], or

(C) by the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Detour Shareholder Approval], if at the time of such termination, the Company was entitled to terminate this Agreement pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval],

and both: (1) prior to such termination, a Purchaser Acquisition Proposal shall have been made public or proposed publicly to the Purchaser after the date hereof and prior to the Purchaser Meeting by any person (other than by the Company or any of its affiliates or any person acting jointly or in concert with the Company or any of its affiliates) and shall not have been withdrawn at least five Business Days prior to the Purchaser Meeting; and (2) the Purchaser shall have either (x) completed a Specified Purchaser Acquisition Proposal within 12 months after this Agreement is terminated or (y) entered into a Purchaser Acquisition Agreement in respect of a Specified Purchaser Acquisition Proposal within 12 months after this Agreement is terminated, which Specified Purchaser Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this Section 5.3(b)(i) all references to "20%" in the definition of Acquisition Proposal and Specified Purchaser Acquisition Proposal shall be changed to "50%";

(ii) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Purchaser Change of Recommendation];

(iii)  this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Purchaser Superior Proposal];

(iv) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(iii) [Material Breach of Purchaser Non-Solicitation Covenants]; or

(v) this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval], if at the time of such termination, the Company was entitled to terminate this Agreement pursuant to Section 6.1(d)(i) [Purchaser Change of Recommendation].

(c) If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of US$148,000,000 (the "Termination Fee") by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i) in the case of a Termination Fee Event referred to in Section 5.3(a)(i), the Company shall pay the Termination Fee to the Purchaser within one Business Day following the completion of the applicable Acquisition Proposal; or

(ii) in the case of a Termination Fee Event referred to in Section 5.3(a)(ii), 5.3(a)(iii), 5.3(a)(iv) or 5.3(a)(v), the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination.

(d) If a Purchaser Termination Fee Event occurs, the Purchaser shall pay to the Company a termination fee of US$202,000,000 (the "Purchaser Termination Fee") by wire transfer in immediately available funds to an account specified by the Company as follows:

(i) in the case of a Purchaser Termination Fee Event referred to in Section 5.3(b)(i), the Purchaser shall pay the Purchaser Termination Fee to the Company within one Business Day following the completion of the applicable Purchaser Acquisition Proposal; or

(ii) in the case of a Purchaser Termination Fee Event referred to in Section 5.3(b)(ii), 5.3(b)(iii), 5.3(b)(iv) or 5.3(b)(v), the Purchaser shall pay the Purchaser Termination Fee to the Company within one Business Day following such termination.

(e) In the event that either Party terminates this Agreement pursuant to Section 6.1(b)(ii) [Failure to Obtain Detour Shareholder Approval]  and the Purchaser Shareholder Resolution has been approved by the Purchaser Shareholders at the Purchaser Meeting in accordance with applicable Laws, the Company shall reimburse the Purchaser in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement and this Agreement up to a maximum amount of $5,000,000. Such reimbursement shall be made by wire transfer in immediately available funds within three Business Days following such termination to an account specified by the Purchaser. Each of the Parties hereby acknowledges that in the event the Termination Fee is paid by the Company in accordance with Section 5.3(c), this Section 5.3(e) shall not apply and no reimbursement under this Section 5.3(e) shall be payable by the Company.

(f) In the event that either Party terminates this Agreement pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval]  and the Arrangement Resolution has been approved by the Detour Shareholders at the Detour Meeting in accordance with applicable Laws, the Purchaser shall reimburse to the Company in respect of the reasonable and documented expenses it has actually incurred in respected of the Arrangement and this Agreement up to a maximum amount of $5,000,000. Such reimbursement shall be made by wire transfer in immediately available funds within three Business Days following such termination to an account specified by the Company. Each of the Parties hereby acknowledges that in the event the Purchaser Termination Fee is paid by the Purchaser in accordance with Section 5.3(d), this Section 5.3(f) shall not apply and no reimbursement under this Section 5.3(f) shall be payable by the Purchaser.

(g) Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder. The Purchaser shall pay all filing fees or similar fees payable to a Governmental Authority and applicable Taxes in connection with a Regulatory Approval.

(h) Each of the parties acknowledges that the agreements contained in this Section 5.3 are an integral part of the transactions contemplated in this Agreement and that without these agreements, the Parties would not enter into this Agreement.

(i) Each Party acknowledges that all of the payment amounts set out in this Section  5.3 are payments in consideration for the disposition of the rights of the Party entitled to receive such payment under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to receive such payment will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties.  Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, the Parties agree that the payment of an amount pursuant to this Section  5.3 in the manner provided herein is the sole and exclusive remedy of the Party entitled to receive such payment in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section  5.3, and no payment of any such amount, shall relieve or have the effect of relieving a Party in any way from liability for damages incurred or suffered by the other Party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section  5.3 shall preclude a Party from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

ARTICLE 6
TERMINATION

6.1 Termination

(a) Termination By Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b) Termination by either the Company or the Purchaser.  This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i) if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) if the Detour Meeting is held and the Arrangement Resolution is not approved by the Detour Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to (A) any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Detour Shareholders, and (B) the Purchaser until following the Purchaser Shareholder Meeting;

(iii)  if the Purchaser Meeting is held and the Purchaser Shareholder Resolution is not approved by the Purchaser Shareholders in accordance with applicable Laws, except that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to (A) any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders, and (B) the Company until following the Detour Meeting; or

(iv)  after the date hereof, if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate this Agreement under this Section 6.1(b)(iv) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c) Termination by the Purchaser.  This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i) either (A) the Detour Board or any committee thereof fails to publicly make a recommendation that the Detour Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(d) and Section 5.1(h) or the Company or the Detour Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser, the Detour Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Detour Board with respect to an Acquisition Proposal for a period exceeding five Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change (or in the event that the Detour Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Detour Meeting), (B) the Detour Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal, or (C) the Purchaser requests that the Detour Board reaffirm its recommendation that the Detour Shareholders vote in favour of the Arrangement Resolution and the Detour Board shall not have done so by the earlier of (x) the fifth Business Day following receipt of such request (or in the event that the Detour Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Detour Meeting) and (y) the Detour Meeting (each of the foregoing a "Change of Recommendation");

(ii) at any time prior to the approval of the Purchaser Shareholder Resolution, the Purchaser Board authorizes the Purchaser to enter into a Purchaser Acquisition Agreement (other than an Acceptable Purchaser Confidentiality Agreement) with respect to a Purchaser Superior Proposal in accordance with Section 5.2(e), provided that concurrently with such termination, the Purchaser pays the Purchaser Termination Fee payable pursuant to Section 5.3;

(iii) the Company breaches Section 5.1 in any material respect;

(iv) subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(v) a Material Adverse Effect has occurred after the date of this Agreement and is continuing.

(d) Termination by the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(i) either (A) the Purchaser Board or any committee thereof fails to publicly make a recommendation that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution as contemplated in Section 2.3(c), Section 2.6(c) and Section 5.2(h) or the Purchaser or the Purchaser Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Company, the Purchaser Board Recommendation (it being understood that publicly taking no position or a neutral position by the Purchaser and/or the Purchaser Board with respect to a Purchaser Acquisition Proposal for a period exceeding five Business Days after a Purchaser Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change (or in the event that the Purchaser Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting), (B) the Purchaser Board, or any committee thereof, accepts, approves, endorses or recommends any Purchaser Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Purchaser Acquisition Proposal, or, (C) the Company requests that the Purchaser Board reaffirm its recommendation that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution and the Purchaser Board shall not have done so by the earlier of (x) the fifth Business Day following receipt of such request (or in the event that the Purchaser Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting) and (y) the Purchaser Meeting (each of the foregoing a "Purchaser Change of Recommendation");

(ii) at any time prior to the approval of the Arrangement Resolution, the Detour Board authorizes the Company to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.1(e), provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 5.3;

(iii)  the Purchaser breaches Section 5.2 in any material respect;

(iv)  subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the terms of 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(v) a Purchaser Material Adverse Effect has occurred after the date of this Agreement and is continuing.

6.2 Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of this Agreement, (ii) any liability of the Purchaser to pay a Purchaser Termination Fee that is unpaid at the time of termination of this Agreement, and (iii) the provisions of Section 4.3, Section 5.3, this Section 6.2 and Article 8 (other than Section 8.6 and Section 8.9), shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.3 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3 Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.  Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.  If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 15 Business Days from such notice, and then only if such matter has not been cured by such date.  If such notice has been given prior to the making of the application for the Final Order or the date of the Detour Meeting or the Purchaser Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a) the Arrangement Resolution will have been approved by the Detour Shareholders at the Detour Meeting in accordance with the Interim Order and applicable Laws;

(b) the Purchaser Shareholder Resolution will have been approved by the Purchaser Shareholders at the Purchaser Meeting in accordance with applicable Laws;

(c) each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(d) the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE will have been obtained, including in respect of the listing and posting for trading of the Consideration Shares thereon;

(e) the Canadian Competition Approval will have been obtained and be in full force and effect and not modified;

(f) if both the Purchaser and the Company agree, acting reasonably, that Investment Canada Act Approval is required to complete the transactions contemplated hereby, the Investment Canada Act Approval will have been obtained and be in full force and effect and not modified;

(g) no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(h) the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(i) this Agreement shall not have been terminated in accordance with its terms.

7.2 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Purchaser set forth in

(i) the Purchaser Fundamental Representations must be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(ii) Section 3.2(f)(i) (Capitalization) must be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(iii)  in Section 3.2 (other than those contained in the Purchaser Fundamental Representations and Section 3.2(f)(i) (Capitalization)) shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date) except for breaches of representations and warranties  which have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(c) the Purchaser shall have complied with its obligations under Section 2.12 and the Depositary shall have confirmed receipt of the Consideration Shares; and

(d) the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

7.3 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a) the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Company set forth in

(i) the Detour Fundamental Representations must be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(ii) Section 3.1(f)(i) (Capitalization) must be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(iii)  in Section 3.1 (other than those contained in the Detour Fundamental Representations and Section 3.1(f)(i) (Capitalization)) shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date) except for breaches of representations and warranties  which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) Detour Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Detour Shareholders representing not more than 10% of the Detour Shares then outstanding);

(d) the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a) and Section 7.3(b) , have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(e) there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any imposition of limitations on the ability of the Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Detour Shares, including the right to vote such Detour Shares (it being understood that any undertakings required or given under the Investment Canada Act, if required, shall not be deemed to amount to a Proceeding that is reasonably likely to result in an imposition of limitations on the ability of the Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Detour Shares, including the right to vote such Detour Shares).

ARTICLE 8
GENERAL

8.1 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a) if to the Purchaser as follows:

Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, Ontario
Canada M5J 2J1

Attention: President and Chief Executive Officer

E-mail: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3C2

Attention:  Jamie Litchen
Email:  jlitchen@casselsbrock.com

(b) if to the Company:

4100 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1E2

Attention: President and Chief Executive Officer

E-mail: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario

Canada M5L 1B9

Attention: Jay Kellerman/ John Ciardullo/ John (J.R.) Laffin

E-mail: jkellerman@stikeman.com/ jciardullo@stikeman.com/ jrlaffin@stikeman.com or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3 Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4 Third Party Beneficiaries

(a) Except as provided in Sections 2.5(e), 2.6(e), 4.8, 4.9 and 4.10(b)(i) and which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.4 as the "Covered Persons"), and except as provided in Section 8.4(d), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite the foregoing, the Purchaser acknowledges to each of the Covered Persons their direct rights against it under Sections 2.5(e), 4.8, 4.9 and 4.10(b)(i), which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) Despite the foregoing, the Company acknowledges to each of the Covered Persons their direct rights against it under Sections 2.5(e), which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Purchaser confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(d) In no circumstance shall the consent of any Covered Person be required for the termination or amendment of this Agreement.

8.5 Time of Essence

Time is of the essence of this Agreement.

8.6 Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).  The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Purchaser, and the Purchaser shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Company, provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, (i) the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal, a Change of Recommendation or in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby and (ii) the Purchaser shall have no obligation to obtain the consent of or consult with the Company prior to any press release, public statement, disclosure or filing by the Purchaser with regard to a Purchaser Change of Recommendation or in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby.

8.7 Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.8 Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreements, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.9 Amendment

(a) Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Detour Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Detour Shareholders, and any such amendment may, without limitation:

(i) change the time for performance of any of the obligations or acts of the Parties;

(ii) waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii) waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Detour Shareholders under the Arrangement without their approval at the Detour Meeting or, following the Detour Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

8.10 Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein.  No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived.  The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.  No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.11 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.13 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.14 Injunctive Relief

Subject to Section 5.3(i), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law.  It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.15 No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.16 Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KIRKLAND LAKE GOLD LTD.

By:	(Signed) "Anthony Makuch"
Name: Anthony Makuch
Title: President and Chief Executive Officer

DETOUR GOLD CORPORATION

By:	(Signed) "Mick McMullen"
Name: Mick McMullen
Title: President and Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

Please see next page.

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"affiliate" has the meaning ascribed thereto under the Securities Act (Ontario);

"Arrangement" means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.9 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Purchaser, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated November 24, 2019 between Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of thereof;

"Arrangement Resolution" means the special resolution of the Detour Shareholders approving the Arrangement which is to be considered at the Detour Meeting substantially in the form of Schedule B to the Arrangement Agreement;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

"Business Day" means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario are authorized or required by applicable Law to be closed;

"CBCA" means the Canada Business Corporations Act, and includes any successor thereto;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

"Company" means Detour Gold Corporation, a corporation existing under the federal laws of Canada;

"Consideration Shares" means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

"Depositary" means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Detour Shares for the Consideration Shares in connection with the Arrangement;

"Detour Meeting" means the special meeting of the Detour Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Detour Option In-The-Money-Amount" in respect of a Detour Option means the amount, if any, by which the total fair market value of the Detour Shares that a holder is entitled to acquire on exercise of the Detour Option immediately before the exchange of the Detour Options for Replacement Options exceeds the aggregate exercise price to acquire such Detour Shares;

"Detour Option Plan" means the share option plan of the Company, dated January 31, 2007, as amended and restated on November 13, 2007, and as further amended and restated on June 3, 2009, and as further amended and restated on April 20, 2010, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019;

"Detour Options" means all options to acquire Detour Shares outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Detour Option Plan;

"Detour PSUs" means performance-based restricted share units issued under the Detour PSU/RSU Plan;

"Detour PSU/RSU Plan" means the Performance and Restricted Share Unit Plan of the Company dated effective December 3, 2013, as amended and restated on October 31, 2014, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019;

"Detour RSUs" means restricted share units issued under the Detour PSU/RSU Plan, but excluding any Detour PSUs;

"Detour Shareholders" means holders of Detour Shares;

"Detour Shares" means the common shares without par value in the capital of the Company;

"Director" means the Director appointed pursuant to Section 260 of the CBCA:

"Dissent Rights" has the meaning specified in Section 5.1;

"Dissent Shares" means Detour Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Detour Shareholder who has duly and validly exercised the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Detour Shares in respect of which Dissent Rights are validly exercised by such registered Detour Shareholder;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Purchaser and the Company may agree to in writing before the Effective Date;

"Exchange Ratio" means the number of Purchaser Shares to be issued for each Detour Share pursuant to Section 3.1(b);

"Final Order" means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Former Detour Shareholders" means, at and following the Effective Time, the holders of Detour Shares immediately prior to the Effective Time;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Detour Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal to be delivered by the Company to Detour Shareholders for use in connection with the Arrangement;

"Plan" or "Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the terms hereof and Section 8.9 of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Purchaser Shares" means common shares in the capital of the Purchaser;

"Replacement Option" has the meaning specified in Section 3.1(e) hereof;

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option determined immediately after the exchange of the Detour Options for the Replacement Options exceeds the aggregate exercise price to acquire such Purchaser Shares;

"Share Consideration" means 0.4343 of a Purchaser Share for each Detour Share;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations of the SEC promulgated thereunder;

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder; and

"TSX" means the Toronto Stock Exchange.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms "herein", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3 Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4 Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.5 Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6 Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

1.8 Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to local time, Toronto, Ontario.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement constitutes an Arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2 Effect of the Arrangement

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Detour Shares, including Dissenting Shareholders, all registered and beneficial holders of Detour Options, Detour RSUs and Detour PSUs, the registrar and transfer agent in respect of the Detour Shares, and all other persons.

2.3 Effect of the Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a) each Dissent Share shall be and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5, and:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Detour Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1; and

(ii) such Dissenting Shareholder's names shall be, and shall be deemed to be, removed from the register of Detour Shareholders maintained by or on behalf of the Company;

(b) each Detour Share (excluding (i) any Dissent Share or (ii) any Detour Share held by the Purchaser or any of its affiliates) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Share Consideration less any amounts withheld pursuant to Section 4.5, and:

(i) each holder of such Detour Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Detour Shareholder other than the right to be paid the Share Consideration per Detour Share in accordance with this Plan of Arrangement;

(ii) the name of each such holder shall be, and shall be deemed to be, removed from the register of Detour Shareholders maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Detour Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Detour Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly.

(c) each Detour RSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Detour RSU shall be deemed to be assigned and transferred to the Company and cancelled in exchange for a cash payment equal to the volume weighted average trading price of one Detour Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date less any amounts withheld pursuant to Section 4.5;

(d) each Detour PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Detour PSU shall be deemed to be assigned and transferred to the Company and cancelled in exchange for a cash payment equal to the volume weighted average trading price of one Detour Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date, multiplied by two (other than Detour PSUs granted after the date hereof, which will be multiplied by one) less any amounts withheld pursuant to Section 4.5; and

(e) each outstanding Detour Option, whether vested or unvested, shall be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Detour Shares and shall be exchanged at the Effective Time for an option (a "Replacement Option") to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Detour Shares subject to such Detour Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Detour Share otherwise purchasable pursuant to such Detour Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is one year following the Effective Date and (Z) the original expiry date of such Detour Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Detour Option so exchanged, and shall be governed by the terms of the Detour Option Plan, and any document evidencing a Detour Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Detour Option In-The-Money Amount in respect of the Detour Option, the number of Purchaser Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Detour Option In-The-Money Amount in respect of the Detour Option.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Payment and Delivery of Share Consideration

(a) Following receipt of the Final Order and prior to filing of the Articles of Arrangement, the Purchaser shall deliver or cause to be delivered to the Depositary, for the benefit of applicable holders of Detour Shares, sufficient Purchaser Shares to satisfy the aggregate Share Consideration payable to the Detour Shareholders in accordance with Section 3.1, as well as cash in lieu of fractional Purchaser Shares, if any, pursuant to Section 4.3, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Detour Shareholders for distribution to such Former Detour Shareholders in accordance with the provisions of this Article 4.

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Detour Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Detour Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Detour Shareholder, the Share Consideration that such Former Detour Shareholder has the right to receive under this Plan of Arrangement for such Detour Shares, less any amounts withheld pursuant to Section 4.5, and any certificate so surrendered shall forthwith be cancelled.

(c) Until surrendered for cancellation as contemplated by Section 4.1(b), each certificate that immediately prior to the Effective Time represented one or more Detour Shares (other than Dissent Shares or Detour Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 4.5.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Detour Shares that were transferred pursuant to Section 3.1(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash (in lieu of fractional Purchaser Shares) or the Share Consideration deliverable in accordance with such holder's duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such cash (in lieu of fractional Purchaser Shares) or Share Consideration is to be delivered shall as a condition precedent to the delivery of such cash (in lieu of fractional Purchaser Shares) or Share Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 No Fractional Purchaser Shares

 In no event shall any holder of Detour Shares be entitled to a fractional Purchaser Share.  Where the aggregate number of Purchaser Shares to be issued to a Detour Shareholder as Share Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Detour Shareholder shall be rounded down to the nearest whole Purchaser Share. In lieu of any such fractional Purchaser Share, the Purchaser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume weighted average trading price of one Purchaser Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date.

4.4 Post-Effective Time Dividends and Distributions

All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the holder of such Purchaser Shares.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  Subject to this Section 4.4, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

4.5 Withholding Rights

(d) The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes.  For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as applicable.

(e) Each of the Company, the Purchaser and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Purchaser Shares payable as Share Consideration as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

4.6 Extinction of Rights

If any Former Detour Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such Former Detour Shareholder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Share Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Detour Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled.  Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Detour Shares, Detour Options, Detour RSUs and Detour PSUs issued prior to the Effective Time; (b) the rights and obligations of the holders of Detour Shares (other than the Purchaser or any of its affiliates), Detour Options, Detour RSUs and Detour PSUs, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Detour Shares, Detour Options, Detour RSUs or Detour PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1 Dissent Rights

(f) Each registered Detour Shareholder may exercise rights of dissent ("Dissent Rights") with respect to the Detour Shares held by such Detour Shareholder in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. two Business Days immediately preceding the date of the Detour Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise such Dissent Rights and who:

(i) are ultimately determined to be entitled to be paid fair value from the Company for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company and cancelled pursuant to Section 3.1(a) in consideration of such fair value (with Company funds to the extent available not directly or indirectly provided by Purchaser or any affiliate of Purchaser); or

(ii) are ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Detour Shares on the same basis as a non-dissenting Detour Shareholder and shall be entitled to receive only the Share Consideration from the Purchaser in the same manner as such non-dissenting Detour Shareholders.

(g) In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Detour Shares or any interest therein (other than the rights set out in this Section 5.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company.

(h) For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Detour Shareholders who vote or have instructed a proxyholder to vote such Detour Shares in favour of the Arrangement Resolution (but only in respect of such Detour Shares); and (ii) holders of Detour Options, Detour RSUs or Detour PSUs.

ARTICLE 6
AMENDMENTS

6.1 Amendments

(i) The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Detour Meeting, then: (i) approved by the Court; and (ii) communicated to the Detour Shareholders and holders of Detour Options, Detour RSUs and Detour PSUs if and as required by the Court.

(j) Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by Purchaser and the Company at any time prior to or at the Detour Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Detour Meeting shall become part of this Plan of Arrangement for all purposes.

(k) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Detour Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and (ii) if required by the Court, by some or all of the Detour Shareholders voting in the manner directed by the Court.

(l) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Detour Shareholders and holders of Detour Options, Detour RSUs and Detour PSUs, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Detour Shareholders and holders of Detour Options, Detour RSUs and Detour PSUs.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8
U.S. SECURITIES LAW EXEMPTION

8.1 U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued by the Purchaser in exchange for Detour Shares; and (b) Replacement Options to be issued to holders of Detour Options in exchange for Detour Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Holders of Detour Options entitled to receive Replacement Options will be advised that the exemption provided by the U.S. Securities Act pursuant to Section 3(a)(10) thereof, will not be available for the issuance of any Purchaser Shares issuable upon the exercise of the Replacement Options, if any. Therefore, the Purchaser Shares issuable upon the exercise of the Replacement Options, if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. The arrangement (as it may be modified or amended, the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Detour Gold Corporation (the "Company") and Kirkland Lake Gold Ltd. ("Koala"), all as more particularly described and set forth in the management information circular of the Company dated ⬤, 2019 (the "Information Circular") accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated November 24, 2019 between the Company and Koala (as it may be amended, modified or supplemented, the "Arrangement Agreement"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B. The plan of arrangement involving the Company (as it may be modified, amended or supplemented, the "Plan of Arrangement"), the full text of which is set out in Appendix ⬤ to the Information Circular, is hereby authorized, approved and adopted.

C. The Arrangement Agreement and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D. The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

E. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and transactions contemplated thereby in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

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G. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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SCHEDULE C
PURCHASER SHAREHOLDER RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A. Kirkland Lake Gold Ltd. (the "Company") is hereby authorized to issue such number of common shares in the capital of the Company (the "Common Shares") as is necessary to allow the Company to acquire 100% of the issued and outstanding common shares of Detour Gold Corporation ("Detour") pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the "Plan of Arrangement") in accordance with the arrangement agreement dated November 24, 2019 between the Company and Detour (as it may be amended, modified or supplemented, the "Arrangement Agreement"), as more particularly described in the management information circular of the Company dated ⬤, 2019, including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Detour and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement.

B. Notwithstanding that this resolution has been passed by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

C. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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